Exhibit 99.1

WISE METALS GROUP LLC and

WISE METALS INTERMEDIATE HOLDINGS LLC

QUARTERLY FINANCIAL REPORTING PACKAGE

March 31, 2016

WISE METALS GROUP LLC and

WISE METALS INTERMEDIATE HOLDINGS LLC

TABLE OF CONTENTS

MARCH 31, 2016

Item A:	Overview	1

Item B:	Selected Historical Financial Data – Restricted Group	6

Item C:	Selected Historical Consolidated Financial Data	9

Item D:	Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

Item E:	Supplemental Information for Wise Metals Intermediate Holdings LLC	25

Item F:	Unaudited Consolidated Financial Statements of Wise Metals Group LLC	F-1

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ITEM A:	OVERVIEW

Wise Metals Group LLC (“Wise Group”) is a holding company formed for the purpose of managing the operations of its wholly-owned subsidiaries: Wise Alloys LLC (“Wise Alloys”); Listerhill Total Maintenance Center LLC (“TMC”); Alabama Electric Motor Services LLC (“AEM”); Wise Alloys Funding LLC; Wise Alloys Funding II LLC; and Wise Alloys Finance Corporation (“Alloys FinCo”) (collectively, the “Company” or “Wise Group”).

Through Wise Alloys, the Company is one of the largest producers of aluminum can stock for the beverage industry in North America. Wise Alloys manufactures and ships flat-rolled aluminum products for use and further manufacture and assembly primarily in the beverage industry.

TMC specialized in providing maintenance, repairs, and fabrication services to Wise Alloys and third party manufacturing and industrial plants globally, ranging from small onsite repairs to complete turn-key maintenance, until October 2015, when TMC was restructured and closed.

AEM serves both third parties and Wise Alloys in the repair and rewind of electric motors, and sells retail motors and assembled electrical control panels. AEM was restructured during October 2015, and continues to provide such services, while the historical expertise it has provided is being brought in-house under Wise Alloys.

Wise Alloys Funding LLC and Wise Alloys Funding II LLC were formed in February 2015 and March 2016, respectively, as designated securitization entities for the purpose of managing the Company’s accounts receivable factoring programs. Alloys FinCo has no operating activities.

Unless the context specifically indicates otherwise:

•	the terms “the Company,” “we,” “us” and “our” (and similar terms) refer to Wise Group and its subsidiaries;

•	the term “Restricted Group” refers to our rolled aluminum products business, comprised of: Wise Group; Wise Alloys; TMC; AEM; Wise Alloys Funding LLC; Wise Alloys Funding II LLC; and Alloys FinCo; and

•	the term “Unrestricted Group” refers to WAC I LLC, a Delaware limited liability company until its distribution on January 4, 2015 and Wise Recycling LLC, a Maryland limited liability company (“Wise Recycling”) until its distribution on July 1, 2014, as discussed below.

Constellium N.V. Transaction

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings”) for $1.4 billion, including the assumption of the existing debt of Wise Group and Wise Intermediate Holdings (the “Transaction”). Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Holding Company Reorganization

In April 2014, the Company completed a reorganization (the “Reorganization”) in which, Wise Metals Holdings LLC (“Wise Holdings”), Wise Intermediate Holdings and Wise Holdings Finance Corporation (“Holdings FinCo”) were formed, and a newly-created, wholly-owned subsidiary of Wise Intermediate Holdings merged with and into Wise Group, with Wise Group surviving the merger and becoming a wholly-owned direct subsidiary of Wise Intermediate Holdings. In the merger, the equity interests in Wise Group were converted on a one-for-one basis into equity interests in Wise Holdings, having the same rights and designations as the equity interests in Wise Group immediately prior to the merger. The limited liability company agreement, board of managers and officers of Wise Holdings were the same as those of Wise Group immediately prior to the merger in all material respects. Wise Holdings, prior to the Transaction, was the sole member and manager of Wise Intermediate Holdings. After the Transaction, Constellium W S.A.S. (an indirect wholly-owned subsidiary of Constellium N.V.) is the sole member and manager of Wise Intermediate Holdings, and Wise Intermediate Holdings is the sole member and manager of Wise Group.

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Subsidiary Company Distributions

Immediately prior to and in contemplation of the Transaction, Wise Group transferred its member interest in WAC I LLC (an entity formed in 2014 for the sole purpose of holding certain transportation assets of the Company) to an indirect principal owner of Wise Intermediate Holdings. The transfer resulted in a non-cash loss of $6.3 million during the first quarter of 2015, included in Transaction costs in the consolidated statement of operations.

On July 1, 2014 Wise Group distributed its ownership interest in Wise Recycling to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Group with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Group. Wise Recycling was not included in the Transaction, ceased to be an affiliate of Wise Group upon consummation of the Transaction on January 5, 2015, and is not an affiliate of Constellium N.V.

Presentation of Financial Information

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

This quarterly financial reporting package is prepared in accordance with the reporting requirements under the indenture governing the 8.75% Senior Secured Notes of Wise Group and Alloys FinCo due December 2018 (the “Notes”). This quarterly reporting package does not include all of the information that would be required if we were filing a Quarterly Report on Form 10-Q with the Securities and Exchange Commission.

This financial reporting package includes the unaudited consolidated balance sheets of Wise Metals Group LLC and its subsidiaries as of March 31, 2016 and December 31, 2015, and the related unaudited consolidated statements of operations and comprehensive (loss), member’s deficit and cash flows for the three months ended March 31, 2016 and 2015. Wise Group serves as the parent company to the activities and operations conducted by its consolidated subsidiaries (which include Alloys FinCo, a co-issuer of the Notes, and Wise Recycling and WAC I LLC prior to their distributions, both of which were unrestricted subsidiaries under the indenture governing the Notes). The unaudited consolidated financial statements of Wise Group included in this reporting package include a footnote presenting certain consolidating financial information for Wise Group, the guarantor subsidiaries of the Notes and the non-guarantor subsidiaries for each of the periods presented.

Supplemental information for Wise Intermediate Holdings is included in Item E of this reporting package. This supplemental information, along with the information presented for Wise Group, is prepared in accordance with the reporting requirements under the indenture governing the 9.75%/10.5% Senior PIK Toggle Notes issued by Wise Intermediate Holdings and Holdings FinCo on April 16, 2014. This information should be read together with the information for Wise Group included elsewhere in this reporting package.

Non-GAAP Financial Measure

This reporting package includes a non-GAAP financial measure. The non-GAAP financial measure presented herein and discussed below is not a measure presented in accordance with U.S. generally accepted accounting principles (“GAAP”), because it is adjusted to exclude (include) certain cash and non-cash income and expenses that would otherwise be included in (excluded from) the most directly comparable GAAP measure in the statement of operations. As further discussed below, this non-GAAP financial measure supplements other metrics used by management to internally evaluate its business and is intended to facilitate the comparison of operations over time.

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“Adjusted EBITDA” represents Net (Loss) Income plus: (i) interest expense, net; (ii) depreciation, depletion and amortization; (iii) last-in-first-out method (“LIFO”) adjustments; (iv) (losses) gains on derivatives, excluding cash settlements; (v) transaction costs; (vi) restructuring charges; (vii) equity-based compensation expense; and the impact of other matters not indicative of ongoing operations, such as one-time contract amendment costs, operating leases reclassified to capital leases and loss on extinguishment of debt. We have provided Adjusted EBITDA in this reporting package because we use it, and believe it provides useful information to investors, to evaluate our financial performance by excluding certain items that we believe are not representative of our core business and our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent net income or cash flows from operations, as defined by GAAP, and it should not be considered as an alternative to measure our operating results or liquidity. The definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA has important limitations as an analytical tool, including the following:

•	Adjusted EBITDA does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service principal or interest payments on our debt;

•	although depreciation, depletion and amortization are non-cash charges, the assets that we currently depreciate, deplete and amortize will likely have to be replaced in the future, and Adjusted EBITDA does not reflect the cash required to fund such replacements; and

•	Adjusted EBITDA does not reflect the effect of earnings or charges resulting from matters that our management does not consider to be indicative of our ongoing operations. However, some of these charges have occurred and may reoccur.

See “Selected Historical Financial Data – Restricted Group” for reconciliations of Adjusted EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP and for additional information regarding the adjustments to derive Adjusted EBITDA.

Cautionary Disclosure Regarding Forward-Looking Statements

This reporting package contains forward-looking statements. All statements other than statements of historical facts contained in this reporting package, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this reporting package may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

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Some of the key risk factors that could cause actual results to differ from our expectations or have an adverse impact on our business include:

•	a prolonged disruption in our operations or equipment failure at our Alabama facility;

•	industry conditions and trends, including the demand for automotive aluminum sheet and conditions and trends affecting our customers and suppliers;

•	changes in the volume of sales to and payment terms with our major customers;

•	our commercial relationships with our customers and suppliers;

•	the financial condition of our customers and suppliers;

•	the success of our initiatives to expand and diversify our business on a geographic and end-market basis;

•	changes in consumer demand, tastes and preferences and competition from non-aluminum sources of packaging;

•	the cost and availability of raw materials and energy, aluminum demand and prices and the market for scrap aluminum;

•	our ability to effectively hedge risks associated with our business, including but not limited to prices and premiums of our aluminum purchases and sales, along with other raw materials;

•	global economic and capital markets conditions, including those affecting our ability to obtain financing on commercially reasonable terms;

•	our ability to obtain financing to fund our operations and future capital requirements, including the availability of any cash equity contributions from Constellium N.V. or its subsidiaries;

•	our ability to service our debt obligations and meet the limitations imposed by our indebtedness;

•	our substantial indebtedness and our ability to maintain adequate liquidity to operate our business and satisfy our financial obligations;

•	compliance with and changes in environmental, health and safety and other laws and regulations to which our operations are subject;

•	our ability to compete in the concentrated beverage can stock industry, including with competitors who may have greater resources and geographic diversity than we do;

•	our ability to develop new products and enter into new markets;

•	the outcome of legal or regulatory proceedings to which we are or may become a party;

•	increases in our product liability or warranty costs;

•	our relationships with employees and labor unions;

•	changes in the value of our pension assets and expenses and liabilities with respect to our “multi-employer” pension plans;

•	our ability to attract and retain executives and other key personnel;

•	interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches;

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•	risks related to our control by Constellium N.V.; and

•	if we are unable to maintain and continue to evolve our financial reporting and internal control procedures, we may be unable to accurately report our financial results or prevent fraud.

The forward-looking statements included in this reporting package are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this reporting package to conform these statements to actual results or to changes in our expectations.

You should read this reporting package with the understanding that our actual future results, levels of activity, performance or events and circumstances may be materially different from what we expect.

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ITEM B:	SELECTED HISTORICAL FINANCIAL DATA – RESTRICTED GROUP

The following table presents certain summary historical financial and operating data for the Restricted Group: (i) as of and for each of the five years in the period ended December 31, 2015; (ii) as of March 31, 2016 (Balance Sheet Data); and (iii) for the three months ended March 31, 2016 and 2015. The Restricted Group includes the issuers and the entities fully and unconditionally guaranteeing, jointly and severally, the Notes. See “Note 16. Supplemental Guarantor Information” to the Wise Metals Group LLC unaudited consolidated financial statements included elsewhere in this reporting package.

Financial and operating data for the “Unrestricted Group” is not included in the table below. For fully consolidated financial information for Wise Group, see “Selected Historical Consolidated Financial Data”, our unaudited interim consolidated financial statements and the notes thereto included elsewhere in this reporting package and the Wise Group LLC audited consolidated financial statements for the year ended December 31, 2015, not included in this reporting package.

The summary historical financial data for the Restricted Group as of March 31, 2016, and for the three months ended March 31, 2016 and 2015, has been derived from “Note 16. Supplemental Guarantor Information” to the Wise Metals Group LLC unaudited interim consolidated financial statements included elsewhere in this reporting package. Operating results for three month interim periods are not necessarily indicative of results for any full fiscal years, or any other periods. The unaudited interim consolidated financial statements presented herein include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and of the results of operations for each period presented.

The summary historical financial data for the Restricted Group as of and for each of the five years in the period ended December 31, 2015 is derived from the Wise Group’s audited consolidated financial statements not included in this reporting package.

This information is only a summary of certain historical financial information of our Restricted Group and should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and related notes thereto included elsewhere in this reporting package.

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Wise Metals Group LLC

Selected Historical Financial Data - Restricted Group (1)

	Three Months Ended March 31		Years Ended December 31
(In thousands)	2016	2015	2015	2014	2013	2012	2011

Statement of Operations Data:
Net sales	$240,644	$410,625	$1,334,892	$1,321,996	$1,224,269	$1,214,236	$1,334,995
Cost of sales	257,935	386,641	1,294,312	1,260,128	1,131,046	1,136,835	1,272,796

Gross (loss) profit	(17,291)	23,984	40,580	61,868	93,223	77,401	62,199
Operating expenses
Selling, general and administrative expenses	1,247	2,263	9,633	25,250	19,880	14,767	12,286
Transaction costs	—	48,338	48,338	—	—	—	—

Operating (loss) income	(18,538)	(26,617)	(17,391)	36,618	73,343	62,634	49,913
Other expense (income)
Interest expense, net	16,417	17,763	67,640	63,929	57,905	54,472	50,807
Loss (gain) on derivative instruments, net	143	(1,223)	3,176	1,886	(4,293)	54	(4,180)
Loss on extinguishment of debt	—	—	—	—	8,907	—	—
Other income	—	—	—	—	—	(144)	(1,742)

Total other expense	16,560	16,540	70,816	65,815	62,519	54,382	44,885

Net (loss) income	(35,098)	(43,157)	(88,207)	(29,197)	10,824	8,252	5,028
Accretion of redeemable preferred member interest	—	—	—	—	14,482	13,923	12,613

Net (loss) attributable to common members	$(35,098)	$(43,157)	$(88,207)	$(29,197)	$(3,658)	$(5,671)	$(7,585)

Balance Sheet Data (at period end):
Cash and cash equivalents	$43,043	$2,752	$10,297	$2,845	$18,409	$513	$148
Property and equipment, net	280,074	231,599	273,402	222,785	179,589	144,902	134,487
Total assets (2)	577,121	612,647	544,701	690,984	585,995	525,225	500,694
Total debt (3)	714,649	808,341	763,342	987,384	930,954	667,805	663,905
Total member’s deficit (4)	(338,540)	(415,900)	(401,329)	(482,946)	(463,050)	(464,692)	(459,157)
Working capital (5)	107,163	12,292	98,429	(46,551)	6,736	(34,565)	(44,643)

Cash Flow Data:
Net cash (used in) provided by operating activities	$(1,668)	$102,467	$162,970	$(18,175)	$12,442	$37,422	$16,942
Net cash (used in) investing activities	(14,779)	(15,309)	(82,229)	(63,029)	(48,213)	(28,232)	(52,478)
Net cash provided by (used in) financing activities	49,194	(87,251)	(73,289)	65,640	53,667	(8,825)	35,539
Capital expenditures	14,779	15,309	82,229	63,655	48,213	28,402	53,478

Financial and Other Data:
Adjusted EBITDA (6)	$13,225	$20,839	$19,867	$100,450	$92,929	$80,833	$80,248

Operating Data (pounds in millions):
Total pounds billed - rolled aluminum	219	267	982	865	852	803	798
Body stock (in pounds)	178	211	765	650	602	583	558
End stock (in pounds)	35	43	165	166	194	165	162
Tab stock (in pounds)	1	2	5	5	16	14	16
Trailer roof coil (in pounds)	5	11	44	44	36	34	35
Number of employees at period end	1,158	1,343	1,186	1,285	1,303	1,197	1,149

(1)	Restricted Group financial data is a non-GAAP financial measure. A reconciliation between Net (Loss) Income for the Restricted Group and Net (Loss) Income under generally accepted accounting principles (“GAAP”) is presented below.
(2)	Total assets are defined as total assets of Wise Group and the guarantors, net of investment in subsidiaries and intercompany receivables. For the years ended December 31, 2015 through 2012, net unamortized deferred financing costs were reclassified from other assets, as previously reported, to reductions of debt, in accordance with changes in accounting standards under GAAP.
(3)	Total debt excludes net unamortized deferred financing costs, and includes amounts under capital leases.
(4)	Total member’s deficit is defined as total member’s deficit of Wise Group, net of equity investment in non-guarantor subsidiaries.
(5)	Working capital is defined as current assets net of current liabilities.
(6)	We present Adjusted EBITDA, a Non-GAAP Financial Measure, as a supplemental measure of our performance. See “Non-GAAP Financial Measure”, included elsewhere in this reporting package. The reconciliation of Net (Loss) Income to Adjusted EBITDA for the periods presented is shown below (in thousands).

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Wise Metals Group LLC

Selected Historical Financial Data - Restricted Group (1)

(continued)

Reconciliation of Net (Loss) Income of Restricted Group to Net (Loss) Income under GAAP	Three Months Ended March 31		Years Ended December 31
	2016	2015	2015	2014	2013	2012	2011

Net (Loss) Income - Restricted Group	$(35,098)	$(43,157)	$(88,207)	$(29,197)	$10,824	$8,252	$5,028
Non-guarantor results of operations (7)	—	(6,306)	(6,306)	(5,379)	(11,744)	(3,989)	3,617

Net (Loss) Income	$(35,098)	$(49,463)	$(94,513)	$(34,576)	$(920)	$4,263	$8,645

(7)	Non-guarantor entities include Wise Recycling LLC and WAC I LLC until their disposition on January 4, 2015.

Reconciliation of Net (Loss) Income to Adjusted EBITDA	Three Months Ended March 31		Years Ended December 31
	2016	2015	2015	2014	2013	2012	2011

Net (Loss) Income	$(35,098)	$(43,157)	$(88,207)	$(29,197)	$10,824	$8,252	$5,028
Adjustments:
Interest expense, net	16,417	17,763	67,640	63,929	57,905	54,472	50,807
Depreciation, depletion and amortization	9,106	7,522	33,569	28,236	22,579	20,833	23,055
LIFO adjustments (a)	2,900	(9,897)	(51,693)	32,509	(10,134)	(7,386)	(4,977)
Gain (loss) on derivatives, excluding cash settlements (b)	(2,600)	270	6,290	1,316	2,158	4,474	6,327
Transaction costs (c)	—	48,338	48,338	—	—	—	—
Restructuring charges (d)	—	—	3,930	918	—	—	—
One-time contract amendment costs (e)	22,500	—	—	—	—	—
Equity-based compensation expense (f)	—	—	—	1,983	—	—	—
Operating leases reclassified to capital leases (g)	—	—	—	756	690	188	8
Loss on extinguishment of debt	—	—	—	—	8,907	—	—

Adjusted EBITDA	$13,225	$20,839	$19,867	$100,450	$92,929	$80,833	$80,248

(a)	We use the LIFO method of accounting to value our manufacturing inventory. Under this method, inventory is recorded at current costs and then revalued based on the prescribed LIFO method. These changes in LIFO value are non-cash in nature and excluded from our Adjusted EBITDA computation, therefore current costs for inventory sold are included within Adjusted EBITDA.
(b)	Represents net gains and losses on derivative contracts attributable to the accounting requirements to mark such contracts to fair value each accounting period. Cash settlement gains and losses, if any, are excluded from these amounts.
(c)	Represents costs directly related to the Transaction, including the accelerated recognition of $7.5 million of equity-based compensation expense.
(d)	Amounts for 2015 represent shutdown costs for TMC and certain AEM facilities, including impairment of property and equipment, net, and reserves for wages and severance, write-downs to inventories, trade accounts receivables and future operating lease commitments. Amounts for 2014 represent employee severance expense related to reduction-in-force program and related matters.
(e)	Costs associated with a contract amendment with a major customer (reduction to Net sales).
(f)	Represents non-cash compensation expense related to the Company’s 2014 equity-based award plan.
(g)	Certain leases previously designated as operating leases were reclassified as capital leases as of September 30, 2014. The Company recorded this adjustment by establishing a capital lease obligation and corresponding capital asset within property and equipment as of September 30, 2014. Accounting for capital leases differs from operating leases in that depreciation and interest expense are recorded under capital leases whereas operating leases result in lease expense recognition. The adjustment reflects the impacts to Adjusted EBITDA as if the leases had been classified as capital in nature from their inception.

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ITEM C:	SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents certain of our selected historical consolidated financial data. The summary historical data as of March 31, 2016 and for the three months ended March 31, 2016 and 2015 has been derived from our unaudited interim consolidated financial statements included elsewhere in this reporting package. Operating results for the three months are not necessarily indicative of results for a full fiscal year, or any other periods. The unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and of the results of operations for each period presented.

The summary historical data as of and for each of the five years in the period ended December 31, 2015 is derived from Wise Group’s audited consolidated financial statements not included in this reporting package.

This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and related notes thereto which are included elsewhere in this reporting package. The unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015.

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Wise Metals Group LLC

Selected Historical Consolidated Financial Data

	Three Months Ended March 31		Years Ended December 31
(In thousands)	2016	2015	2015	2014	2013	2012	2011

Statement of Operations Data:
Net sales	$240,644	$410,625	$1,334,892	$1,380,240	$1,348,017	$1,348,605	$1,524,425
Cost of sales	257,935	386,641	1,294,312	1,320,416	1,261,671	1,271,949	1,456,731

Gross (loss) profit	(17,291)	23,984	40,580	59,824	86,346	76,656	67,694
Operating expenses
Selling, general and administrative expenses	1,247	2,263	9,633	28,497	24,670	17,940	14,078
Transaction costs	—	54,644	54,644	—	—	—	—

Operating income	(18,538)	(32,923)	(23,697)	31,327	61,676	58,716	53,616
Other expense (income)
Interest expense, net	16,417	17,763	67,640	64,017	57,982	54,543	50,893
Loss (gain) on derivative instruments, net	143	(1,223)	3,176	1,886	(4,293)	54	(4,180)
Loss on extinguishment of debt	—	—	—	—	8,907	—	—
Other income	—	—	—	—	—	(144)	(1,742)

Total other expense	16,560	16,540	70,816	65,903	62,596	54,453	44,971

Net (loss) income	(35,098)	(49,463)	(94,513)	(34,576)	(920)	4,263	8,645

Accretion of redeemable preferred member interest	—	—	—	—	14,482	13,923	12,613

Net (loss) attributable to common members	$(35,098)	$(49,463)	$(94,513)	$(34,576)	$(15,402)	$(9,660)	$(3,968)

Balance Sheet Data (at period end):
Cash and cash equivalents	$43,043	$2,752	$10,297	$2,845	$20,332	$1,308	$1,055
Property and equipment, net	280,074	231,599	273,402	229,091	186,080	152,431	142,443
Total assets (1)	577,121	612,647	544,701	690,984	585,995	525,225	527,566
Total debt (2)	714,649	808,341	763,342	987,384	932,024	668,673	665,274
Total member’s deficit (3)	(338,540)	(415,900)	(401,329)	(476,640)	(443,816)	(433,714)	(424,177)
Working capital (4)	107,163	12,292	98,429	(46,551)	21,492	(19,441)	(32,215)

(1)	Total assets are defined as total assets of Wise Group and the guarantors, net of investment in subsidiaries and intercompany receivables. For the years ended December 31, 2015 through 2012, net unamortized deferred financing costs were reclassified from other assets, as previously reported, to reductions of debt, in accordance with changes in accounting standards under GAAP.
(2)	Total debt excludes net unamortized deferred financing costs, and includes amounts under capital leases.
(3)	Total member’s deficit is defined as total members’ deficit of Wise Group, net of equity investment in non-guarantor subsidiaries.
(4)	Working capital is defined as current assets net of current liabilities.

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ITEM D:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with the “Selected Historical Financial Data – Restricted Group” and “Selected Historical Consolidated Financial Data” sections of this reporting package and our unaudited interim consolidated financial statements and notes thereto included elsewhere in this reporting package. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Cautionary Disclosure Regarding Forward-Looking Statements” section of this reporting package. Our results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Company Background

We are one of the largest producers of beverage can sheet in North America. Beverage can sheet represented 97.2% and 94.9% of our sales for the three months ended March 31, 2016 and 2015, respectively. Beverage can sheet is aluminum sheet that is specifically designed and engineered for the production of aluminum beverage cans. We own one of only five beverage can sheet manufacturing facilities in North America. Purchasers of beverage can sheet are either can makers or brewers and carbonated soft drink bottlers, who purchase beverage can sheet directly from manufacturers such as us and have it shipped to can makers for the production of the aluminum cans. We believe that brewers and carbonated soft drink bottlers purchase the majority of beverage can sheet in North America. These brewers and bottlers, including our major customers, led by a consortium headed by Anheuser-Busch, Pepsi and Labatt, also purchase beverage can sheet directly from us and direct us to ship the beverage can sheet directly to can makers. We also ship beverage can sheet directly to Rexam, one of the largest can makers in the world. The can makers ship completed cans directly to the bottlers.

Our rolled aluminum products business, which consists of beverage can sheet and trailer roof coil manufacturing (the latter only through December 31, 2015; see “Trailer Roof Coil Business” discussion below), is operated predominantly through Wise Alloys, our primary operating subsidiary, with additional support historically provided by TMC and AEM. See “ITEM A: OVERVIEW” discussion above and “TMC and AEM Operations” discussion below regarding changes in TMC and AEM operations.

Trailer Roof Coil Business

On January 6, 2016, the Company’s parent, Wise Intermediate Holdings, entered into a Restrictive Covenant Agreement (“RCA”) with Constellium Rolled Products Ravenswood, LLC (“Ravenswood”), an indirect wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings agreed that for a period of five years, it would not, and would cause its subsidiaries to not, directly or indirectly, engage in any business or activity, which primarily relates to manufacturing, servicing, supporting or selling of trailer roof coil product. As consideration for the covenants and obligations of Wise Intermediate Holdings pursuant to the RCA, Wise Intermediate Holdings received a cash payment of $47.9 million from Ravenswood on January 6, 2016, which amount was determined, in an opinion delivered by an appraisal firm of national standing, to be not materially less favorable to Wise Intermediate Holdings and its subsidiaries than the amount that would have been obtained in a comparable agreement from a counterparty unrelated to Wise Intermediate Holdings and its subsidiaries. Wise Intermediate Holdings recorded the receipt of the payment of $47.9 million as a cash equity contribution, and on January 7, 2016, Wise Intermediate Holdings contributed the cash payment received from Ravenswood to the capital of the Company.

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For reference only, and as previously disclosed in our Annual Financial Reporting Package for the year ended December 31, 2015, total net sales of trailer roof coil for the year ended December 31, 2015 were $73.5 million.

TMC and AEM Operations

During the third quarter of 2015, the Company approved a restructuring plan to shut down the operations of both TMC and certain AEM facilities and bring the expertise and functionality historically provided by those operations in-house under Wise Alloys. Additional information is included hereafter and in our unaudited interim consolidated financial statements and related notes thereto, which are included elsewhere in this reporting package.

Constellium N.V. Transaction and Capital Contributions

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Intermediate Holdings for $1.4 billion, including the assumption of existing debt (the “Transaction”). Wise Intermediate Holdings is the sole member and manager of Wise Group. Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

In connection with the Transaction, Wise Group incurred costs of $54.6 million during the three months ended March 31, 2015, comprised of the following (in thousands):

Transaction Costs
Cash
Change of control - employment	$30,154
Other	648

30,802

Non-cash
Change of control - contract	10,000
Equity compensation	7,536
Loss on distribution of WAC I LLC	6,306

23,842

Total	$54,644

Effective with the Transaction closing, an indirect wholly-owned subsidiary of Constellium N.V. contributed $102.7 million of equity to Wise Group via Wise Intermediate Holdings, comprised of cash totaling $92.7 million and payments made on behalf of Wise Group totaling $10.0 million. Through the remainder of 2015, an indirect wholly-owned subsidiary of Constellium N.V. made additional cash equity contributions to Wise Group via Wise Intermediate Holdings totaling $61.1 million.

During the three months ended March 31, 2016, an indirect wholly-owned subsidiary of Constellium N.V. made additional cash equity contributions to Wise Group via Wise Intermediate Holdings totaling $50.0 million.

In connection with the issuance by Constellium N.V. of $425 million aggregate principal amount of its 7.875% Senior Secured Notes due 2021, which was completed on March 30, 2016, the Company received on April 6, 2016 a cash equity contribution of $113.7 million from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings.

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WAC I LLC Distribution

Immediately prior to and in contemplation of the Transaction, Wise Group transferred its member interest in WAC I LLC (an entity formed in 2014 for the sole purpose of holding certain transportation assets of the Company) to an indirect principal owner of Wise Intermediate Holdings. The transfer resulted in a loss of $6.3 million during the three months ended March 31, 2015 and there was no other activity in 2015 prior to the distribution. The results of operations for WAC I LLC are included in the accompanying unaudited interim consolidated financial statements for the periods prior to its distribution.

Wise Recycling Distribution

On July 1, 2014 Wise Group distributed its ownership interest in Wise Recycling LLC, a Maryland limited liability company (“Wise Recycling”) to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Group with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Group. The results of operations for Wise Recycling are included in the accompanying financial statements for the periods prior to its distribution.

Key Factors Affecting Our Performance

Consolidated and Restricted Group results of operations and financial performance are influenced by a variety of factors, primarily: (i) general economic and industry conditions affecting demand, and consumer demand and preferences; (ii) our ability to manage metal prices and costs; and (iii) our management of fixed costs and production capacity.

General economic and industry conditions affecting demand, and consumer demand and preferences

Beverages packaged in aluminum cans are consumer staples and annually consist of approximately one-third alcoholic beverages and two-thirds non-alcoholic beverages. Beverage can sheet demand is influenced by end-market retail strategies and consumer sentiment and, while 2016 trending indicator measurements are not yet available, U.S. soda consumption was under pressure in 2015. The beverage can sheet industry also faces competition from non-aluminum sources of packaging such as glass and HDPE and PET packaging producers. However, the recyclability of aluminum remains superior to that of other sources of non-aluminum packaging, and increasing consumer focus on resource conservation reduces the impact of competition we face from certain alternative packaging sources. In 2015, aluminum beverage can consumption declined a combined 0.1%, based upon a 1.7% decline in aluminum cans used for non-alcoholic beverages, partially offset by an increase of 2.3% of aluminum cans used for alcoholic beverages.

There also is rising demand in the rolled aluminum products industry for automotive sheet as automakers move toward replacing steel with aluminum in vehicle production in an effort to comply with the Corporate Average Fuel Economy (“CAFE”) standards. Under the CAFE standards, light vehicles sold in the United States will have to increase fuel efficiency by approximately 50% by 2025. One way to achieve these standards is by reducing the weight of vehicles through the substitution of aluminum for steel. JAS Consulting estimates that approximately 700 million pounds, or 15.6%, of current aluminum beverage can sheet capacity in North America will be converted to automotive sheet applications by 2019. Some of our beverage can sheet competitors, such as Novelis and Alcoa, are making significant investments to convert some of their can sheet and other rolled aluminum production capacity into automotive finishing lines. We expect that this may contribute to an industry-wide decrease in beverage can sheet production capacity, from which we may benefit in respect of future contract terms with customers on a long-term basis.

We intend to maximize the utilization of our hot mill to meet demand for rolled aluminum products and achieve the best margins possible, which may occur through increased production of either or both beverage can sheet or automotive sheet, bolstered by the successful launch of the aluminum-intensive Ford F-150.

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Our ability to manage metal prices and costs

The price at which our customers purchase beverage can sheet from us is comprised of two component parts: (i) the aluminum price; and (ii) the conversion price. The price our customers pay us for aluminum is based on the average Mid-West Transaction Price (“MWTP”), which includes both the London Metal Exchange, or “LME” component and the “Premium” component for aluminum on a per pound basis. We attempt to pass through our cost of aluminum directly to our customers. However, due to the timing of procurement arrangements, specifications of customer orders and customer contract provisions, we are not always able to fully pass through our costs. In those circumstances where there is a difference between the price we pay for aluminum and the MWTP we charge our customers, we typically enter into hedges to mitigate risk resulting from these price differences, although we are not able to fully mitigate this risk.

As part of our strategy to manage the risks associated with fluctuations in the MWTP, during January 2016, we agreed to amend certain terms in the sales contracts we have with one of our major customers, including an improvement in the contract terms for establishing the timing of the measurement of the MWTP component of sales prices and eliminating the customer’s early payment discount, among many other changes. These amended terms took effect from January 1, 2016, and resulted in a new obligation for us to pay the customer $22.5 million, which was recorded as a reduction to Net sales in our unaudited interim consolidated statement of operations for the three months ended March 31, 2016.

We transitioned the execution of substantially all of our hedging activities to Constellium Switzerland AG, a wholly-owned subsidiary of Constellium N.V. during 2015 and as a result, all of our derivative instruments are administered through Constellium N.V.’s global hedging program.

As of March 31, 2016, we had 19.1 million pounds out of 130.8 million pounds of inventory on-hand subject to hedging arrangements. We are unable to fully hedge economically our exposure related to changes in the Premium component of the MWTP as an efficient financial market does not exist.

Our purchase price for aluminum includes a component for each of LME and Premium. The time between when we buy aluminum and when we complete production and sell to our customers is approximately two months. With regard to the LME component of our costs, we are generally able to mitigate this timing risk through contract pricing terms or effective financial hedges. However, to the extent that throughout 2015, not all of our sales contracts with customers provide for pricing terms that substantially align the MWTP we pay at the time we purchase metal with the MWTP included in the sales price at the time of sale, we have in the past been exposed to fluctuations in metal prices. During 2015 and early 2016, we worked with our customers to address this issue and believe that we have substantially reduced, but not totally eliminated, our exposure to future fluctuations in the Premium rate. Throughout 2015, neither our customer contracts nor the financial markets allowed us to effectively mitigate the entire Premium exposure, thus we were generally exposed to changes in Premium rates between the time we purchase the metal and the time we sell our products to our customers. Under these conditions, should they continue with certain customers or re-occur, in times of rapidly changing Premium rates, our financial results would be subject to volatility. In periods of rising Premiums, our earnings would benefit from these timing differences, while in periods of declining Premiums the opposite is true. The table below illustrates the differences in the Premium rate in the first three months of 2016 and 2015.

	Jan	Feb	Mar
(Premium $ per Pound)
Calendar Year 2016	$0.09	$0.09	$0.08
Calendar Year 2015	$0.24	$0.23	$0.20

Our management of fixed costs and production capacity

The conversion price is a fee that we charge per pound for converting primary or scrap aluminum into beverage can sheet and varies based on: (i) the product we are processing; for example body stock, end

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stock or tab stock; and (ii) the specifications of customer orders. While the aluminum price paid by a customer varies depending on the MWTP for aluminum at a given time during the term of the contract, the conversion price is fixed, subject to adjustments to maintain the pass through of certain costs, throughout the term of the contract.

In addition to aluminum, we also pass through the changes in certain other production costs to our customers, including natural gas, electricity, aluminum coating and magnesium. Additionally, the majority of our customers pay the cost of all freight under our contracts. Because a significant portion of our variable costs are passed through to our customers, generally our margins are most directly affected by our management of fixed costs and our production capacity. In the current period our margins have been most significantly impacted by the abnormal market conditions for metal, as described above.

We seek to manage our fixed costs in order to maintain and increase our margins. These include costs associated with running and maintaining our mills, including maintenance, labor, natural gas and a significant portion of our electricity. To the extent we are able to reduce our fixed costs, we would expect the margins that we generate to increase. We regularly evaluate opportunities to reduce our fixed costs with respect to our manufacturing processes, operations and administrative costs and have implemented a number of cost-cutting initiatives in the past few years. These include a more effective utilization of maintenance staff and bringing our reclamation facility, Element 13, online. As a result, we were able to bring UBC processing in-house and discontinue outsourcing, resulting in a significant cost reduction. We also successfully implemented an SAP ERP system during 2014 and continue to leverage the benefits we can gain from improvements in operational and financial information.

Our fixed costs remain substantially the same regardless of the volumes we produce. As a result, implementing strategies to maximize our production capacity allows us to generate more rolled aluminum product output without a commensurate increase in our fixed costs. Accordingly, we seek to maximize our capacity in two ways. First, we undertake upgrade and expansion projects, such as the recently completed cold mill renovation discussed below, that allows us to increase our rolled aluminum product output on an absolute basis. Our recent and ongoing upgrade and expansion projects are generally expected to improve efficiency and increase capacity. Secondly, we look for opportunities to improve our processes through operating and manufacturing efficiencies and thereby increase our production capacity. Such efforts not only enhance our ability to realize our facility’s full production capacity, but also allow us to reduce our fixed costs on a unit of production basis.

Traditionally, our cold-rolling infrastructure has been the constraining factor in our rolled aluminum production capacity. We have renovated an existing two-stand cold mill at our Muscle Shoals, Alabama facility into a three-stand cold mill and commenced production on the third stand during the end of the first quarter of 2015. This renovation provided us with additional cold-rolling capacity to align more closely with the capacity of our hot-rolling operations, enabling us to maximize our rolled aluminum product output. We currently have an estimated 1.2 billion pounds of annual aluminum sheet production capacity, based on our current product mix and specifications. We believe this additional cold mill capacity will allow us to maximize utilization of our hot mill to meet demand for beverage can sheet and the growing automotive sheet market.

Components of Operating Results

Net sales. We recognize revenue when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts and allowances, including customer-specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience. Costs associated with one-time contract amendments with customers that cannot be attributed to specific future benefits, such as committed volumes and periods of time, or that relate to prior periods, are recognized as a reduction to revenue in the period in which they are paid. During January 2016, the Company agreed to amend certain terms in its sales contracts

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with one of its major customers, with such changes taking effect from January 1, 2016, and resulting in a new obligation to pay the customer $22.5 million, which is included as a reduction to Net sales in the consolidated statements of operations for the three months ended March 31, 2016.

Cost of sales. Labor, raw materials, plant maintenance costs, depreciation, depletion expense and shipping and handling costs represent the primary components of our cost of sales. Natural gas, electricity, aluminum coating and magnesium also are necessary for the production of our rolled aluminum products. Our purchase contracts for aluminum are based on the market price for UBCs or primary aluminum, as applicable. Although we ultimately are paid for these raw materials by our customers, an increase or decrease in any of these components between the prices we pay for these materials under our purchase contracts and the prices we charge our customers under sales contracts that are not effectively hedged, impacts our cost of sales and likewise affects net sales in a corresponding amount. We also include restructuring charges related to costs normally associated with manufacturing or plant operations in cost of sales.

Selling, general and administrative expenses (SG&A). Selling, general and administrative expenses consist primarily of employment costs, legal and professional service fees and various other administrative costs.

Transaction costs. The Company incurred one-time cash and non-cash transaction costs during the three months ended March 31, 2015, comprised primarily of expenses associated with change of control employment and contract provisions, equity compensation and losses on the distribution of the member interest of WAC I LLC (a non-restricted entity).

Interest expense, net. Interest expense, net includes interest associated with interest-bearing long- and short-term debt and capital leases, amortization of deferred financing costs, accretion of debt discount, commitment fees associated with financing arrangements, discount fees related to our factoring arrangements and interest charges.

Loss (gain) on derivative instruments, net. We use various derivative instruments to manage the risks arising from fluctuations in aluminum and energy prices. We recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Our derivatives do not qualify for hedge accounting treatment and are not designated as cash flow hedges and accordingly, are adjusted to fair value each reporting period with corresponding gains and losses recognized in the statement of operations.

Income taxes. Effective with the Transaction, Wise Group is treated as a disregarded entity for U.S. tax purposes. The Company is treated similar to a division of the ultimate tax paying parent company and does not file a separate tax return. The Company has elected not to provide for income taxes in its consolidated financial statements as the ultimate tax paying entity will include its share of the taxable results of operations of the Company on its tax return. The Company made this election based on the needs of the bondholders and lenders, who are the primary users of the financial statements. There are no requirements in the Company’s debt agreements to present income taxes as if the Company was a tax paying entity, and the Company believes that providing tax information would not additionally benefit the financial statement users.

This treatment is consistent with the financial statement presentation prior to the Transaction. In prior years, Wise Group was taxed as a partnership under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations were included in the taxable income of the individual members. As a result, no provisions for federal or state income taxes were included in the consolidated financial statements.

Accretion of redeemable preferred member interest. As part of our December 2013 refinancing, all of the Company’s then outstanding preferred equity interests were redeemed. For periods prior to that, the Company’s preferred equity interests bore interest at a rate of 10% per annum, compounded semi-annually, and the accretion of redeemable preferred member interest during any reporting period had the effect of decreasing net income (or increasing the net loss) attributable to holders of common member interests.

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Operating Results

Three months ended March 31, 2016 compared to the three months ended March 31, 2015

The following discussion includes financial data of the Restricted Group relating only to the three months ended March 31, 2016 and 2015. Restricted Group financial data is a non-GAAP financial measure. See Selected Historical Financial Data – Restricted Group for a reconciliation between Net (Loss) Income for the Restricted Group and Net (Loss) Income as presented under generally accepted accounting principles.

Net sales. Consolidated and Restricted Group net sales decreased 41.4% from $410.6 million for the three months ended March 31, 2015 to $240.6 million for the three months ended March 31, 2016. The decrease is primarily attributable to: (i) lower shipments, including the effect of ceasing trailer roof coil production; (ii) the effects of certain price changes; and (iii) changes in product and customer mix. In addition, during the three months ended March 31, 2016, we recognized costs of $22.5 million associated with a one-time contract amendment with a major customer as a reduction to net sales. Also, during 2015, one of our competitors experienced an unplanned mill outage resulting in capacity shortfall. We were able to supplement their capacity shortfall and shipped an incremental 32.1 million pounds during the three months ended March 31, 2015 to meet our mutual customers’ requirements.

Total shipments decreased 18.1% from 267.4 million pounds for the three months ended March 31, 2015 to 218.9 million pounds for the three months ended March 31, 2016, attributable primarily to the additional (and non-recurring) shipments we were able to make in 2015 to fulfill our competitor’s shortfall as discussed above.

Cost of sales. Consolidated and Restricted Group cost of sales decreased 33.3% from $386.6 million for the three months ended March 31, 2015 to $257.9 million for the three months ended March 31, 2016, primarily as a result of lower shipments. In addition, LIFO adjustments added $9.9 million to cost of sales for the three months ended March 31, 2015, whereas LIFO adjustments reduced cost of sales by $2.9 million for the three months ended March 31, 2016, a net reduction of $12.8 million.

Gross profit. Consolidated and Restricted Group gross profit decreased from $24.0 million for the three months ended March 31, 2015 to a gross loss of $17.3 million for the three months ended March 31, 2016. After giving effect to the LIFO inventory adjustment in both periods and the one-time contract amendment costs in 2016, gross profit would have decreased 42.6% from $14.1 million for the three months ended March 31, 2015 to $8.1 million for the three months ended March 31, 2016.

Consolidated and Restricted Group gross margin decreased from 5.8% for the three months ended March 31, 2015 to a negative 7.2% for the three months ended March 31, 2016. After giving effect to the LIFO inventory adjustment in both periods and the one-time contract amendment costs in 2016 as discussed above, gross margin would have been 3.1% and 3.4% for the three month periods ended March 31, 2016 and 2015, respectively.

Selling, general and administrative expenses (SG&A). Consolidated and Restricted Group SG&A decreased 47.8% from $2.3 million for the three months ended March 31, 2015 to $1.2 million for the three months ended March 31, 2016. The decrease period-over-period reflects the continued progress we made controlling costs under our new management structure subsequent to the Transaction, and lower travel, professional services and legal costs incurred in 2016.

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Transaction costs. Consolidated transaction costs totaled $54.6 million for the three months ended March 31, 2015 only.

Restricted Group transaction costs totaled $48.3 million for the three months ended March 31, 2015 only, with the difference of $6.3 million attributable to non-cash transaction costs associated with the distribution of the member interest of WAC I LLC (a non-restricted entity).

Interest expense, net. Consolidated and Restricted Group interest expense, net, including amortization of deferred financing costs, decreased 7.9% from $17.8 million for the three months ended March 31, 2015 to $16.4 million for the three months ended March 31, 2016. The decrease primarily reflects a $1.0 million write-off of deferred financing costs related to the amendments to the Company’s ABL Facility during the three months ended March 31, 2015. Interest expense is net of capitalized interest of $0.8 million and $0.9 million for the three months ended March 31, 2016 and 2015, respectively.

Loss (gain) on derivative instruments, net. Consolidated and Restricted Group gains on derivative instruments of $1.2 million for the three months ended March 31, 2015 compare to losses of $0.1 million for the three months ended March 31, 2016.

Liquidity and Capital Resources

Our principal sources of cash to fund operations are cash on-hand, net cash provided by operating activities, borrowing availability under our Secured and Revolving Credit Facility (“ABL Facility”), remaining funds available under the Rexam advance agreement to finance our cold mill renovation project and cash equity contributions from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings. We also accelerate cash collections on sales to our customers by selling certain of our accounts receivable under our factoring arrangements.

We anticipate that our primary liquidity needs will be for working capital, capital expenditures and debt service.

In the ordinary course of our business, we require significant liquidity to fund our working capital needs, given the varying differences between the time we pay our suppliers for raw materials and the time we recover such costs through payments by our customers, to the extent that customer invoices are not sold under factoring arrangements. Our borrowing capacity under the ABL Facility fluctuates with our eligible accounts receivable and inventory balances. The sales of eligible customer invoices under our factoring arrangements accelerates cash collections and improves our liquidity. Decreases in eligible accounts receivable resulting from sales of customer invoices, lowers our borrowing capacity under the ABL Facility. In respect of inventory, if the cost of aluminum or other raw materials or demand for our products increase significantly, we will need additional liquidity to buy and hold such materials through the production cycle until the related costs are passed through to our customers. However, in times of rising aluminum prices and/or volumes on-hand, our borrowing capacity with respect to eligible inventory increases under the ABL Facility.

Our capital expenditures fall into two categories: (i) maintenance expenditures, which are comprised of items that maintain or sustain our existing production levels, such as spare parts, works rolls furnace and melter rebuilds; and (ii) growth expenditures, which are incremental to the output of our facilities and primarily consist of expansion and equipment upgrade projects. For the three months ended March 31, 2016, our capital expenditures totaled approximately $14.8 million, of which $3.4 million was maintenance expenditures and $11.4 million was growth expenditures, including $10.5 million related to our body-in-white initiative.

Our debt service requirements are described further below and in the notes to our unaudited interim consolidated financial statements included elsewhere in this reporting package.

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We received cash equity contributions totaling $50.0 million from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings during the three months ended March 31, 2016. Neither Constellium N.V. nor its subsidiaries are obligated to directly or indirectly fund cash equity contributions to the Company, and the future unavailability of such funding could have an adverse impact on our liquidity.

We also received a cash equity contribution of $47.9 million during the three months ended March 31, 2016 directly from Wise Intermediate Holdings, which were the proceeds received by Wise Intermediate Holdings from executing the Restrictive Covenant Agreement, as described in “Note 4. Wise Intermediate Holdings Restrictive Covenant Agreement and Capital Contribution” to our unaudited interim consolidated financial statements included elsewhere in this reporting package.

In connection with the issuance by Constellium N.V. of $425 million aggregate principal amount of its 7.875% Senior Secured Notes due 2021, which was completed on March 30, 2016, the Company received on April 6, 2016 a cash equity contribution of $113.7 million from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings.

We believe that our cash on-hand, net cash provided by operating activities (which includes the impact of factoring), borrowing availability under our ABL Facility and remaining funds available under the Rexam advance agreement, combined with equity contributions, will be sufficient to enable us to meet our liquidity requirements in the foreseeable future. Although we believe we have sufficient liquidity under our current ABL Facility to run our business, under challenging or volatile market conditions there can be no assurance that such funds would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Senior Secured Notes

The Senior Secured Notes were issued on December 11, 2013 at par, mature on December 15, 2018 and bear interest at 8.75%, payable semi-annually in arrears on June 15 and December 15 of each year.

ABL Facility

Our ABL Facility, as amended, provides for a borrowing capacity of $200.0 million and matures on September 14, 2018. Interest rates under the ABL Facility are based, at the Company’s election, on either the LIBOR rate or a base rate, plus a spread ranging from 0.75% to 1.25% for base rate loans or 1.75% to 2.25% for LIBOR rate loans, in each case based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The Company also incurs a fee of 0.375% of the average unused commitment amount under the ABL Facility.

As of March 31, 2016, we had $60.3 million of outstanding cash borrowings and $2.6 million of outstanding letters of credit against the ABL Facility. Our ability to borrow the full available amount of the ABL Facility is limited as determined based on a borrowing base formula, which relates to the collateral value of trade receivables (not including invoices sold and derecognized under our factoring arrangements) and inventory (on a basis approximating the lower of current cost as measured on a FIFO basis or net realizable value). This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Additional availability as of March 31, 2016 was $52.8 million.

As of March 31, 2016, we were in compliance with all of the covenants related to the ABL Facility. Under the ABL Facility, our most restrictive covenant is a fixed charge coverage ratio. Evaluation of compliance with the fixed charge coverage ratio covenant is only required if our excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20.0 million. Our excess availability as of March 31, 2016 was above 10% of the aggregate borrowing base and was greater than $20.0 million and as such, we were not required to comply with the fixed charge coverage ratio covenant.

Our failure to comply with the covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations, including our ability to manage and operate our business and prevent us from capitalizing on business opportunities and taking some corporate actions.

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Our ABL Facility is fully and unconditionally guaranteed by Wise Group, TMC and AEM, as well as Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Hitachi Factoring Facility

On March 16, 2016, Wise Alloys LLC and Wise Alloys Funding II LLC entered into a Receivables Purchase Agreement (the “Hitachi Factoring Facility”) with Hitachi Capital America Corp. (the “Purchaser”) and Greensill Capital, Inc., as purchaser agent, providing for the non-recourse sale of certain customer specific accounts receivable owed to us.

Our factoring facility with HSBC Bank USA, National Association, which is described in our Annual Financial Reporting Package for the year ended December 31, 2015, does not provide for further sales of receivables after March 23, 2016.

The Hitachi Factoring Facility provides for a maximum outstanding capacity of $100.0 million and has an original term through March 15, 2017. Under the terms of the Hitachi Factoring Facility, the sales amount of the receivables is discounted by an amount based on LIBOR plus a spread ranging from 2.00% to 2.50%, depending on the credit rating of our customer. As of March 31, 2016, the spread was 2.00%.

We pay the Purchaser a quarterly commitment fee equal to 1.00% (per annum) of the total facility amount, plus $5,000 (five thousand dollars).

Upon the first sale of receivables during March of 2016, we paid a one-time fee of $250,000, and we received an annual servicing fee of $20,000.

The Hitachi Factoring Facility provides for a number of termination events, the occurrence of which permits the Purchaser to terminate its obligation to purchase receivables under the Hitachi Factoring Facility. One of the termination events is the downgrade of Constellium N.V.’s corporate credit rating below a certain threshold. As of March 31, 2016, no termination events had occurred, and we were in compliance with all of the covenants related to the Hitachi Factoring Facility. Certain of our performance obligations under the Hitachi Factoring Facility are guaranteed by Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Our failure to comply with the covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations, including our ability to manage and operate our business and prevent us from capitalizing on business opportunities and taking some corporate actions.

Cash flows for the three months ended March 31, 2016 compared to the three months ended March 31, 2015

Operating Activities. Consolidated and Restricted Group net cash used in operating activities was $1.7 million for the three months ended March 31, 2016, compared to $102.5 million of net cash provided by operating activities for the three months ended March 31, 2015, a net decrease in cash provided of $104.2 million.

This decrease resulted primarily from $3.4 million in cash used due to higher accounts receivable in 2016 compared to a generation of cash of $69.6 million from receivables in 2015, for a difference of $73.0 million in cash impact. During the first quarter of 2015, the Company was collecting higher year-end receivables than in the comparable 2016 quarter, and in 2016, the Company had already factored a substantial amount of its receivables at the previous year-end, a process it continued throughout the first quarter of 2016. In addition, inventories declined by $21.5 million during the three months ended March 31, 2015 as the Company was intentionally managing inventory levels lower from levels established by the previous owner

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as of December 31, 2014. By comparison, inventory levels only declined by $8.4 million during the three months ended March 31, 2016, for a difference of $13.1 million in cash impact. These two items, when combined with a net impact from the differences in the changes within accounts payable and non-cash transaction costs in 2015, represent an aggregate period-over-period decrease in net cash flows from operating activities totaling $115.2 million.

The decreases in cash flows from operating activities described above were partially offset by: (i) a lower net loss in 2016 (by $14.4 million) as compared to 2015; and (ii) the effects of the differences between the periods in the adjustments for LIFO (totaling $12.8 million).

For the three months ended March 31, 2015, the Company incurred Transaction costs totaling $54.6 million, (the Restricted Group’s portion was $48.3 million) of which $30.8 million was cash-settled and included in net cash provided by operating activities.

Investing Activities. Consolidated and Restricted Group net cash used in investing activities was $14.8 million for the three months ended March 31, 2016, compared with $15.3 million for the three months ended March 31, 2015, representing a decrease in capital spending of $0.5 million.

Financing Activities. Consolidated and Restricted Group net cash provided by in financing activities was $49.2 million for the three months ended March 31, 2016 compared with cash used in financing activities of $87.3 million for the three months ended March 31, 2015, an increase of cash flow of $136.5 million. The increase resulted primarily from paying down the ABL Facility balance by $130.0 million less in 2016, compared to 2015, and the Company receiving $5.2 million more in cash equity contributions during the three months ended March 31, 2016 than the comparable prior quarter.

We were able to significantly reduce the outstanding balance on our ABL Facility and increase our balance of cash and cash equivalents on-hand through cash equity contributions received in 2016.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in “Note 2. Summary of Significant Accounting Policies” to our unaudited interim consolidated financial statements included elsewhere in this reporting package. The preparation of consolidated financial statements in accordance with GAAP, requires management to make significant judgments and estimates. Some accounting policies have significant impact on the amounts reported in our consolidated financial statements. Our financial position and results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recognized when both title and risk of loss pass to customers, in accordance with contract terms. Sales are recorded net of provisions for returns, discounts, and allowances including customer specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale, based primarily on historical experience.

We evaluate significant amendments to customer sales contracts under applicable U.S. GAAP guidance to determine the proper accounting treatment to apply, based upon the facts and circumstances present in the associated amendment, on a case by case basis.

Costs associated with one-time contract amendments with customers that cannot be attributed to specific future benefits, such as committed volumes and periods of time, or that relate to prior periods, are recognized as a reduction to revenue in the period in which they are paid. An amendment was reached with a customer during January 2016 which qualified for such accounting treatment.

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We will evaluate future customer sales contract amendments, if any, to determine the appropriate accounting treatment under applicable U.S. GAAP requirements, which may be different than the treatment applied to the January 2016 contract amendment described above.

Allowance for Doubtful Accounts

Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. Typically, our customer agreements require monthly payments, mitigating the risk of non-collection. We record an allowance for uncollectible accounts, based on our ongoing monitoring of our customers’ credit and on the aging of the receivables, combined with evaluation of historical collection experience. If the financial condition of our three largest customers were to deteriorate, resulting in an impairment of their ability to make payments, the recorded allowance for doubtful accounts would not be sufficient.

Inventory Valuation and Reserves

Manufacturing inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) method of accounting. Supplies inventory is valued on an average cost basis, with periodic evaluation of diminished utility through a depletion and obsolescence reserve. Certain items in inventory may be considered impaired, obsolete or in excess quantities, and as such, we may establish an allowance to reduce the carrying value of these items to their net realizable value. Based on certain assumptions and judgments made from the information available at that time, we determine the amounts of these inventory allowances. If these estimates and related assumptions or the market changes, we may be required to record additional reserves.

Derivatives and Hedging Activity

We have entered into long-term agreements to supply beverage can stock to our largest customers. To reduce the risk of changing prices for purchases and sales of aluminum, including firm commitments under these supply agreements, as well as to manage volatile natural gas prices, we use commodity futures and option contracts.

We recognize all derivative instruments as either assets or liabilities on the consolidated balance sheet at fair value. Our derivatives do not qualify for hedge accounting treatment and are not designated as cash flow hedges and accordingly, are adjusted to fair value each reporting period with corresponding gains and losses recognized in the consolidated statement of operations.

Long Lived Assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. Triggering events include a significant change in the extent or manner in which long-lived assets are being used or in their physical condition, in legal factors, or in the business climate that could affect the value of the long-lived assets. The interpretation of such events requires judgment from management as to whether such an event has occurred. When factors indicate that an asset should be evaluated for possible impairment, we review long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value. The fair value is based on discounted estimated cash flows from the future use of the assets.

Income Taxes

Effective with the Transaction, Wise Group is treated as a disregarded entity for U.S. tax purposes. The Company is treated similar to a division of the ultimate tax paying parent company and does not file a separate tax return. The Company has elected not to provide for income taxes in its consolidated financial statements, as the ultimate tax paying entity will include its share of the taxable results of operations of the

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Company on its tax return. The Company made this election based on the needs of the bondholders and lenders, who are the primary users of the financial statements. There are no requirements in the Company’s debt agreements to present income taxes, as if the Company was a tax paying entity, and the Company believes that providing tax information would not additionally benefit the financial statement users.

This treatment is consistent with the financial statement presentation prior to the Transaction. In prior years, Wise Group was taxed as a partnership under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations were included in the taxable income of the individual members. As a result, no provisions for federal or state income taxes were included in the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We attempt to pass through the cost of aluminum directly to our customers. In circumstances where, due to the timing of procurement arrangements or specifications of customer contracts and orders, there is a difference between the price we pay for aluminum and the amounts we charge our customers for metal, we typically enter into hedges to mitigate risk resulting from these price differences. We are not able to fully hedge all of our exposure to fluctuating metal prices, especially that related to the Mid-West Premium component of our costs as discussed above. As of March 31, 2016, we had forward purchase contracts with respect to 19.1 million pounds of LME aluminum outstanding. In addition, we had forward purchase contracts for 4.4 million MMBtu of natural gas.

We transitioned the execution of substantially all of our hedging activity to Constellium Switzerland AG, an indirect wholly-owned subsidiary of Constellium N.V. during 2015. As of March 31, 2016, we had a total net liability position of $4.9 million associated with open forward purchase contracts, all of which is administered through Constellium N.V.’s global hedging program.

We are exposed to losses in the event of non-performance by the counterparties to the derivative contracts discussed above. Although non-performance by counterparties is possible, we do not currently anticipate any nonperformance by any of these parties. Counterparties are evaluated for creditworthiness and risk assessment prior to our initiating contract activities. The counterparties’ creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure that there is not an inappropriate concentration of credit outstanding to any particular counterparty.

We are exposed to changes in interest rates on our outstanding indebtedness under the ABL Facility. A hypothetical 100 basis point increase (or decrease) in interest rates from March 31, 2016 levels would impact our interest expense by approximately $0.6 million. The Company does not currently intend to enter into floating-to-fixed interest rate swaps to hedge floating interest rate exposure under the ABL Facility.

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Contractual Obligations

The following table summarizes our material contractual obligations as of March 31, 2016 (in thousands).

	Payments Due By Period
	Total	Less than 1 Year (1)	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt and capital lease obligations	$714,649	$1,515	$712,859	$275	$—
Interest on fixed rate debt instruments	156,723	42,853	113,867	3	—
Capital purchases	19,083	18,203	880	—	—
Operating leases	3,089	1,277	1,756	56	—

Total contractual obligations	$893,544	$63,848	$829,362	$334	$—

(1)	Payments due during the nine month period ending December 31, 2016.

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ITEM E: SUPPLEMENTAL INFORMATION FOR WISE METALS INTERMEDIATE HOLDINGS LLC (“WISE INTERMEDIATE HOLDINGS”)

Wise Intermediate Holdings is the direct parent and sole member of Wise Group and was formed during the second quarter of 2014 for the sole purpose of serving as co-issuer of $150.0 million aggregate principal amount of 9.75%/10.5% Senior PIK Toggle Notes due June 15, 2019.

Senior PIK Toggle Notes

In a private transaction on April 16, 2014, Wise Intermediate Holdings and Holdings FinCo (a direct wholly-owned subsidiary of Wise Intermediate Holdings), as co-issuers (the “Issuers”), issued $150.0 million of Senior PIK Toggle Notes. The Senior PIK Toggle Notes were issued at 99% of face amount, or a discount of $1.5 million. The Senior PIK Toggle Notes are senior unsecured obligations of the Issuers and are not guaranteed by Constellium N.V. or any of its subsidiaries, or Wise Group or any of its subsidiaries.

The Senior PIK Toggle Notes are senior unsecured indebtedness of the Issuers and are structurally subordinated to all existing and future indebtedness, preferred equity and other liabilities of all non-guarantor subsidiaries, including the obligations under the ABL Facility and the Senior Secured Notes. The Senior PIK Toggle Notes rank equally in right of payment with all of Wise Intermediate Holdings existing and future unsubordinated indebtedness and rank senior in right of payment to all of the Issuers future subordinated indebtedness.

Debt issue costs of $4.8 million were incurred related to the Senior PIK Toggle Notes. Amortization expense related to the debt issue costs and debt discount is recorded to interest expense ratably over the term of the Senior PIK Toggle Notes.

Interest on the Senior PIK Toggle Notes is payable semi-annually on June 15 and December 15 of each year. The first and last interest payments on the Senior PIK Toggle Notes are required to be paid in cash at the cash interest rate of 9.75%. For each other interest period, Wise Intermediate Holdings is required to pay interest in cash, unless certain conditions are satisfied, in which case Wise Intermediate Holdings may elect to pay PIK interest either by increasing the principal amount or issuing new notes. The PIK interest rate is equal to the cash interest rate plus 75 basis points, or 10.5%.

On December 10, 2015, the Issuers delivered a PIK Notice to bond holders announcing the election to pay the June 15, 2016 coupon interest of $7.875 million in-kind, as permitted under the indenture governing the Senior PIK Toggle Notes.

As of March 31, 2016, the Issuers’ future cash interest obligations on the Senior PIK Toggle Notes are as follows (in thousands):

Remainder of 2016	$7,312.5
2017	14,625.0
2018	14,625.0
2019	7,312.5
Thereafter	—

Total	$43,875.0

The Issuers may redeem the Senior PIK Toggle Notes in whole or in part, on or after June 15, 2016 at redemption prices of 104.875% or 102.438% of the principal amount thereof if the redemption occurs during the 12-month period beginning June 15, 2016 or 2017, respectively, and at a redemption price of 100% of the principal amount thereof on or after June 15, 2018, in each case plus accrued and unpaid interest to the redemption date. Prior to June 15, 2016, the Issuers may redeem the Senior PIK Toggle Notes, in whole or in part, at a redemption price equal to 100% of the aggregate principal amount thereof,

25

plus a “make-whole” premium as of, and accrued and unpaid interest to, the redemption date. Prior to June 15, 2016, the Issuers may redeem up to 35% of the aggregate principal amount of the Senior PIK Toggle Notes, in an amount not to exceed the amount of the net cash proceeds of one or more sales of equity interests of Wise Intermediate Holdings or a contribution of the Issuers’ equity capital made with the net cash proceeds of a concurrent equity offering by Wise Intermediate Holdings’ direct or indirect parent, at a redemption price of 109.75% of their principal amount, plus accrued and unpaid interest to the redemption date, provided that at least 65% of the original aggregate principal amount of the Notes originally issued under the Indenture remains outstanding after each such redemption and notice of any such redemption is mailed within 90 days of such sale of equity interests.

The Indenture governing the Senior PIK Toggle Notes contains restrictive covenants that, among other things, limit the ability of the Issuers to: (i) incur additional indebtedness and issue preferred stock; (ii) pay dividends and make distributions in respect of capital stock; (iii) make investments or certain other restricted payments; (iv) place limits on dividends and enter into other payment restrictions affecting certain subsidiaries; (v) enter into transactions with affiliates; (vi) guarantee debt; (vii) sell assets (including the sale of stock of subsidiaries); (viii) create liens; and (ix) merge or consolidate.

The Indenture governing the Senior PIK Toggle Notes provides for customary events of default that include, among other things (subject in certain cases to customary grace and cure periods): (i) non-payment of principal or interest; (ii) breach of certain covenants contained in the Indenture or the Notes; (iii) default under agreements under which the Issuers or certain subsidiaries have indebtedness in excess of $25 million; (iv) judgments against the Issuers or certain subsidiaries in excess of $20 million; and (v) certain events of bankruptcy or insolvency. Generally, if an event of default occurs (subject to certain exceptions), the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Senior PIK Toggle Notes may declare all of the Senior PIK Toggle Notes to be due and payable.

The Senior PIK Toggle Notes have not been registered under the United States Securities Act of 1933 (the “Securities Act”) and there is no intention or obligation to register the Senior PIK Toggle Notes under the Securities Act in the future or to make a registered exchange offer for the Senior PIK Toggle Notes.

On January 7, 2015 Constellium N.V. commenced a tender offer to purchase for cash any and all outstanding Senior PIK Toggle Notes issued by Wise Intermediate Holdings and Holdings FinCo. The acquisition of Wise Intermediate Holdings by Constellium N.V. resulted in a “change of control” under the indenture governing the Senior PIK Toggle Notes, requiring the tender offer at a purchase price equal to 101% of the principal amount plus accrued interest. The tender offer expired on February 6, 2015 and none of the Senior PIK Toggle Notes were validly tendered.

Selected Wise Intermediate Holdings Financial Data

Wise Intermediate Holdings does not have any material assets, liabilities, revenues, expenses or operations of any kind (other than its ownership of the member interest of Wise Group and as the co-issuer of the Senior PIK Toggle Notes) and will not have any operating revenue or income other than as may be incidental to its activities as a co-issuer of the Senior PIK Toggle Notes and the ownership of the member interest of Wise Group.

On January 6, 2016, Wise Intermediate Holdings entered into a Restrictive Covenant Agreement (“RCA”) with Constellium Rolled Products Ravenswood, LLC (“Ravenswood”), an indirectly wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings agreed that for a period of five years, it would not, and would cause its subsidiaries to not, directly or indirectly, engage in any business or activity, which primarily relates to manufacturing, servicing, supporting or selling of trailer roof coil product.

As consideration for the covenants and obligations of Wise Intermediate Holdings pursuant to the RCA, Wise Intermediate Holdings received a cash payment of $47.9 million from Ravenswood on January 6,

26

2016, which amount was determined, in an opinion delivered by an appraisal firm of national standing, to be not materially less favorable to Wise Intermediate Holdings and its subsidiaries than the amount that would have been obtained in a comparable agreement from a counterparty unrelated to Wise Intermediate Holdings and its subsidiaries.

Wise Intermediate Holdings recorded the receipt of the payment of $47.9 million as a cash equity contribution, and on January 7, 2016, Wise Intermediate Holdings contributed the cash payment received from Ravenswood to the capital of the Company.

The following table summarizes selected Wise Intermediate Holdings’ stand-alone financial data as of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015 (in thousands):

	March 31	December 31
	2016	2015
Balance Sheet Data
Cash and cash equivalents	$—	$—
Investment in subsidiary (Wise Group)	(338,540)	(401,329)
Net unamortized deferred financing costs and debt discount	3,922	4,227
Accrued interest payable (in-kind)	4,594	609
Payable to affiliate, net	417	167
Senior PIK Toggle Notes	150,000	150,000

Member’s Deficit
Balance at Beginning of Period	$(547,878)	$(623,290)
Loss from subsidiary (Wise Group)	(35,098)	(94,513)
Other comprehensive income (loss) (Wise Group)	—	406
Equity-based compensation expense (Wise Group)	—	7,536
Equity contributions received	97,887	178,818
Net (loss) for the period	(4,540)	(16,835)

Balance at End of Period	$(489,629)	$(547,878)

	Three Months Ended March 31
	2016	2015
Statement of Operations Data
Interest expense	$(3,985)	$(3,656)
Amortization of deferred financing costs	(233)	(233)
Amortization of debt discount	(73)	(72)
Selling, general and administrative expenses	(249)	(245)

Net (loss)	$(4,540)	$(4,206)

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ITEM F:	UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF WISE METALS GROUP LLC

F-1 (Pages 1 to 31)

WISE METALS GROUP LLC

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Unaudited)

(In thousands)

	March 31 2016	December 31 2015
ASSETS
Current assets:
Cash and cash equivalents	$43,043	$10,297
Accounts receivable, less allowance for doubtful accounts of $72 in 2016 and $246 in 2015	86,926	83,536
Inventories, net	160,281	172,587
Prepaid and other current assets	6,755	4,708

Total current assets	297,005	271,128

Property and equipment, net	280,074	273,402
Other assets	42	171

Total assets	$577,121	$544,701

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$152,942	$145,321
Accrued expenses and other current liabilities	30,128	17,320
Current maturities of other long-term debt and capital lease obligations	1,838	2,524
Fair value of derivative instruments	4,934	7,534

Total current liabilities	189,842	172,699

Senior secured notes, net of deferred costs	640,926	640,084
Borrowings under revolving credit facility, net of deferred costs	58,606	106,119
Other long-term debt and capital lease obligations, less current maturities	2,497	2,818
Accrued pension and OPEB obligations, net	8,920	8,920
Other non-current liabilities	14,870	15,390

Total liabilities	915,661	946,030

Commitments and contingencies (Note 14)

Member’s deficit:
Member’s deficit	(330,724)	(393,513)
Accumulated other comprehensive loss	(7,816)	(7,816)

Total member’s deficit	(338,540)	(401,329)

Total liabilities and member’s deficit	$577,121	$544,701

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited)

(In thousands)

	Three Months Ended March 31
	2016	2015

Net sales	$240,644	$410,625
Cost of sales	257,935	386,641

Gross (loss) profit	(17,291)	23,984

Operating expenses
Selling, general and administrative expenses	1,247	2,263
Transaction costs	—	54,644

Operating loss	(18,538)	(32,923)

Other expense (income)
Interest expense, net	16,417	17,763
Loss (gain) on derivative instruments, net	143	(1,223)

Total other expense	16,560	16,540

Net loss	(35,098)	(49,463)
Other comprehensive income (loss)	—	—

Comprehensive loss	$(35,098)	$(49,463)

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited)

(In thousands)

	Three Months Ended March 31
	2016	2015
Operating activities:
Net loss	$(35,098)	$(49,463)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation, depletion and amortization	9,106	7,522
Amortization of deferred loan costs and debt discount	1,016	2,053
LIFO inventory reserve adjustments	2,900	(9,897)
Change in allowance for doubtful accounts	(174)	—
Non-cash transaction costs	—	16,306
Non-cash equity-based compensation	—	7,536
(Gain) loss on derivatives, excluding cash settlements	(2,600)	270
Changes in cash from operating assets and liabilities:
Broker deposits	—	385
Accounts receivable	(3,216)	69,584
Inventories	8,406	21,479
Prepaid and other current assets	(2,047)	3,679
Accounts payable	7,621	20,417
Accrued expenses and other	12,418	12,596

Net cash (used in) provided by operating activities	(1,668)	102,467

Investing activities:
Purchases of property and equipment	(14,779)	(15,309)

Net cash (used in) investing activities	(14,779)	(15,309)

Financing activities:
Payments on revolving credit facility, net	(47,687)	(177,733)
Payments on other long-term debt and capital leases	(1,007)	(1,337)
Payments of debt issuance costs and other	—	(848)
Cash equity contributions from Wise Intermediate Holdings	97,887	92,667

Net cash provided by (used in) financing activities	49,193	(87,251)

Net increase (decrease) in cash and cash equivalents	32,746	(93)
Cash and cash equivalents at beginning of period	10,297	2,845

Cash and cash equivalents at end of period	$43,043	$2,752

Supplemental disclosures of cash flow information:
Interest payments	$768	$1,237

Capitalized interest	$843	$914

Equity contribution from Wise Intermediate Holdings - non-cash	$—	$10,000

Equipment acquired, capital lease and direct financing	$—	$27

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF MEMBER’S DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited)

(In thousands)

	Member’s Deficit	Accumulated Other Comprehensive Loss	Total Member’s Deficit

Balance at December 31, 2014	$(468,418)	$(8,222)	$(476,640)
Net loss	(49,463)	—	(49,463)
Other comprehensive income	—	—	—
Equity-based compensation expense	7,536	—	7,536
Equity contributions from Wise Intermediate Holdings	102,667	—	102,667

Balance at March 31, 2015	$(407,678)	$(8,222)	$(415,900)

Balance at December 31, 2015	$(393,513)	$(7,816)	$(401,329)
Net loss	(35,098)	—	(35,098)
Equity contributions from Wise Intermediate Holdings	97,887	—	97,887

Balance at March 31, 2016	$(330,724)	$(7,816)	$(338,540)

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Note 1.	Organization and Basis of Presentation

Wise Metals Group LLC (“Wise Group”) is a holding company formed for the purpose of managing the operations of its wholly-owned subsidiaries: Wise Alloys LLC (“Wise Alloys”); Listerhill Total Maintenance Center LLC (“TMC”); Alabama Electric Motor Services LLC (“AEM”); Wise Alloys Funding LLC; Wise Alloys Funding II LLC (formed in January 2016); and Wise Alloys Finance Corporation (collectively, the “Company” or “Wise”). The Company is one of the largest producers of aluminum can stock for the beverage industry in North America.

Constellium N.V. Transaction

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings”) for $1.4 billion, including the assumption of the existing debt of Wise Group and Wise Intermediate Holdings (the “Transaction”). Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Holding Company Reorganization

In April 2014, the Company completed a reorganization (the “Reorganization”) in which Wise Metals Holdings LLC (“Wise Holdings”), Wise Intermediate Holdings and Wise Holdings Finance Corporation (“Holdings FinCo”) were formed, and a newly-created, wholly-owned subsidiary of Wise Intermediate Holdings merged with and into Wise Group, with Wise Group surviving the merger and becoming a wholly-owned direct subsidiary of Wise Intermediate Holdings. In the merger, the equity interests in Wise Group were converted on a one-for-one basis into equity interests in Wise Holdings, having the same rights and designations as the equity interests in Wise Group immediately prior to the merger. The limited liability company agreement, board of managers and officers of Wise Holdings were the same as those of Wise Group immediately prior to the merger in all material respects. Wise Holdings, prior to the Transaction, was the sole member and manager of Wise Intermediate Holdings. After the Transaction, Constellium W S.A.S. (an indirect wholly-owned subsidiary of Constellium N.V.) is the sole member and manager of Wise Intermediate Holdings, and Wise Intermediate Holdings is the sole member and manager of Wise Group.

Subsidiary Company Distributions

Immediately prior to and in contemplation of the Transaction, Wise Group transferred its member interest in WAC I LLC (an entity formed in 2014 for the sole purpose of holding certain transportation assets of the Company) to an indirect principal owner of Wise Intermediate Holdings. The transfer resulted in a non-cash loss of $6.3 million during the three months ended March 31, 2015, included in Transaction costs in the consolidated statement of operations.

On July 1, 2014 Wise Group distributed its ownership interest in Wise Recycling LLC, a Maryland limited liability company (“Wise Recycling”), to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Group with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Group. Wise Recycling was not included in the Transaction, ceased to be an affiliate of Wise Group upon consummation of the Transaction on January 5, 2015 and is not an affiliate of Constellium N.V.

Basis of Presentation

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and include the accounts of Wise Group and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

The consolidated financial statements, including these condensed notes, are unaudited and exclude some of the disclosures required in annual consolidated financial statements. Consolidated balance sheet data as of December 31, 2015 was derived from the Company’s audited consolidated financial statements. In management’s opinion, these unaudited consolidated financial statements include all adjustments (including normal recurring accruals) that are considered necessary to fairly present the Company’s financial position as of March 31, 2016 and its results of operations for the three months ended March 31, 2016 and 2015.

The operating results presented for the three months ended March 31, 2016 and 2015 are not necessarily indicative of the operating results that may be expected for the full year. These unaudited consolidated financial statements should be read in conjunction with the Company’s December 31, 2015 audited consolidated financial statements.

Reclassifications

Certain reclassifications have been made to amounts previously reported to conform to the current period presentation in the accompanying consolidated financial statements, as described below in Note 2. Summary of Significant Accounting Policies, under the caption “Deferred Financing Costs”. These reclassifications had no impact on net (loss) income or net cash flows.

Note 2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and notes to the consolidated financial statements. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased. Cash and cash equivalents are maintained at financial institutions and balances may exceed federally insured limits at times.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of amounts due from customers located throughout the United States, Mexico and the Middle East. Collateral is generally not required to be posted by the Company’s customers.

The Company sells certain of its accounts receivable invoices to a third party financial institution under the terms of a non-recourse factoring arrangement. At the time of the sale of the invoices, the Company de-recognizes the accounts receivable from its consolidated balance sheets.

The Company provides an allowance for doubtful accounts receivable by a charge to the consolidated statement of operations in amounts equal to the estimated losses expected to be incurred. The estimated

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

losses are based on historical collection experience and a review of the current status of the existing receivables and customers’ creditworthiness. Customer accounts are written off against the allowance for doubtful accounts when an account is determined to be uncollectible.

Derivatives and Hedging Activity

The Company has entered into long-term agreements to supply beverage can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of aluminum, including firm commitments under these supply agreements, as well as to manage volatile natural gas prices, the Company uses commodity futures and option contracts.

The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The Company’s derivatives do not qualify for hedge accounting treatment and are not designated as cash flow hedges and, accordingly, are adjusted to fair value each reporting period with corresponding gains and losses recognized in the consolidated statement of operations.

Concentration of Risk

Purchases and Sales

The Company transacts a significant portion of its business, consisting of both purchases and sales of aluminum, with large aluminum producers and can sheet customers. The loss of any of these large aluminum producers or customers could have a significant impact on the Company’s operations and cash flows.

During the three months ended March 31, 2016 and 2015, the Company purchased approximately 60% and 52%, respectively, of its raw materials from its two largest suppliers.

During the three months ended March 31, 2016 and 2015, Company earned approximately 95% and 87%, respectively, of its revenue from its four largest customers. Accounts receivable balances outstanding (not including amounts sold under factoring arrangements) from the Company’s four largest customers accounted for approximately 91% and 90% of the Company’s total accounts receivable balances as of March 31, 2016 and December 31, 2015, respectively.

Employment Related

Approximately 47% of the Company’s employees are covered under collective bargaining agreements. Of those, 76% are under union contracts that extend through November 2020, with the remaining employees under union contracts that extend through November 2017.

Inventory Valuation and Reserves

Manufacturing inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) method of accounting. Supplies inventory is valued on an average cost basis, with periodic evaluation of diminished utility through a depletion and obsolescence reserve. Certain items in inventory may be considered impaired, obsolete or in excess quantities, and as such, the Company may establish an allowance to reduce the carrying value of these items to their net realizable value. Based on certain assumptions and judgments made from the information available at that time, the Company determines the amounts of these inventory allowances. If these estimates and related assumptions or the market changes, the Company may be required to record additional reserves.

Property and Equipment, Net

Property and equipment are stated at cost. Major additions and betterments are capitalized as assets, while maintenance and repairs, which do not improve or extend the lives of assets, are expensed as incurred.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Interest costs incurred to finance the long-term construction of assets are capitalized as a component of the asset under construction. Upon retirement or disposition of property and equipment, the cost and accumulated depreciation are removed from the asset accounts and any resulting gain or loss is included in the consolidated statement of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. Triggering events include a significant change in the extent or manner in which long-lived assets are being used or in their physical condition, in legal factors, or in the business climate that could affect the value of the long-lived assets. The interpretation of such events requires judgment from management as to whether such an event has occurred. When factors indicate that an asset should be evaluated for possible impairment, the Company reviews long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in the consolidated statement of operations to the extent that the carrying value exceeds fair value. Fair value is based on discounted estimated cash flows from the future use of the assets.

Fair Value Measurements

Current accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It requires all assets and liabilities that are measured and carried on a fair value basis to be classified and disclosed in one of the following three categories based upon the inputs used to determine fair value measurements (hierarchy based on quality and reliability of inputs):

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data; or

Level 3 – Unobservable inputs that are not corroborated by market data.

Pension Costs and Postretirement Benefit Costs Other Than Pensions

Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to the Company. The Company’s policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and to fund postretirement benefits other than pensions when claims are incurred.

Deferred Financing Costs

Costs related to the acquisition of debt are deferred, included as a reduction to the related outstanding borrowing balances and amortized to interest expense over the expected life of the related debt instruments, in accordance with Accounting Standards Update (“ASU”) No. 2015-03, “Simplifying the Presentation of Debt Issue Costs”, applicable starting January 1, 2016. The Company applied the provisions of ASU No. 2015-03 retrospectively, effective January 1, 2016. As a result, deferred financing costs are included as reductions to the outstanding balances of the related long-term debt obligations, as presented on the Company’s consolidated balance sheets as of March 31, 2016 and December 31, 2015.

Deferred financing costs previously reported as other assets as of December 31, 2015 have been reclassified to conform to the current period presentation in the accompanying consolidated financial statements. These reclassifications had no impact on net loss (income) or net cash flows. The amounts reclassified as of December 31, 2015 are presented in Note 9. Financing Arrangements.

Early retirements or extinguishments of debt, and any significant debt modifications, result in the accelerated recognition of expense recorded either as a component of loss on extinguishment of debt or additional amortized interest expense at the time of the debt retirement, extinguishment or modification.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Revenue Recognition

Revenue is recognized when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts, and allowances including customer specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience.

The Company evaluates significant amendments to customer sales contracts under applicable U.S. GAAP guidance to determine the proper accounting treatment to apply, based upon the facts and circumstances present in the associated amendment, on a case by case basis.

Costs associated with one-time contract amendments with customers that cannot be attributed to specific future benefits, such as committed volumes and periods of time, or that relate to prior periods, are recognized as a reduction to revenue in the period in which they are paid. An amendment was reached with a customer during January 2016 which qualified for such accounting treatment.

During January 2016, the Company agreed to amend certain terms in its sales contracts with one of its major customers, with such changes taking effect from January 1, 2016, and resulting in a new obligation to pay the customer $22.5 million, which is included as a reduction to Net sales in the consolidated statements of operation for the three months ended March 31, 2016.

Future customer sales contract amendments, if any, will be evaluated by the Company to determine the appropriate accounting treatment under applicable U.S. GAAP requirements, which may be different than the treatment applied to the January 2016 contract amendment described above.

Shipping and Handling Costs

Shipping and handling costs incurred by the Company totaled $10.1 million and $12.8 million for the three months ended March 31, 2016 and 2015, respectively, and are included as a component of Cost of sales in the consolidated statements of operations. Amounts billed to customers related to shipping and handling are included in Net sales in the consolidated statements of operations.

Restructuring Charges

The Company records restructuring charges associated with exit or disposal activities when incurred. Examples of these costs include lease termination costs and certain employee severance costs that are associated with restructuring activities, discontinued operations, facility closings or other exit or disposal activities. Restructuring charges are included in Cost of sales and Selling, general and administrative expenses in the Company’s consolidated statement of operations, depending on the nature of the costs.

The Company recognizes restructuring liabilities that primarily include severance and termination benefits, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations. The settlement of these liabilities could differ materially from recorded amounts.

Interest Expense, net

Interest expense, net includes interest associated with interest bearing debt and capital leases, amortization of deferred financing costs, accretion of debt discount, fees associated with unused commitment amounts,

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

and factoring discount fees and interest charges. Interest expense, net excludes the amount of interest costs incurred to finance the long-term construction of assets, which costs are capitalized as a component of property and equipment.

Equity-Based Compensation

The Company’s equity compensation program was discontinued effective with the Transaction. The Company’s economic interest units were classified as equity, and the Company recognized compensation expense based on the estimated grant date fair value of each equity-based award over the requisite service period. Phantom interests were classified as liabilities and compensation expense was recorded over the requisite service period based on the current estimated fair value of the liability, reflecting changes in valuation at each accounting period.

Income Taxes

Effective with the Transaction, Wise Group is treated as a disregarded entity for U.S. tax purposes. The Company is treated similar to a division of the ultimate tax paying parent company and does not file a separate tax return. The Company has elected not to provide for income taxes in its consolidated financial statements as the ultimate tax paying entity will include its share of the taxable results of operations of the Company on its tax return. The Company made this election based on the needs of the bondholders and lenders, who are the primary users of the financial statements. There are no requirements in the Company’s debt agreements to present income taxes as if the Company was a tax paying entity, and the Company believes that providing tax information would not additionally benefit the financial statement users.

This treatment is consistent with the financial statement presentation prior to the Transaction. In prior years, Wise Group was taxed as a partnership under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations were included in the taxable income of the individual members. As a result, no provisions for federal or state income taxes were included in the Company’s consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, “Leases”, which served to update the existing lease standards in accordance with ASC 842. The new standard requires a lessee to recognize a right-of-use asset and a lease liability for virtually all of its leases (other than leases that meet the definition of a short-term lease). The standard will be effective for the Company for the annual reporting period beginning in 2020, with early adoption permitted. The Company is in the process of determining the adoption method, as well as the effects the adoption will have on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This update is part of the FASB’s Simplification Initiative and is also intended to enhance convergence with the International Accounting Standards Board’s measurement of inventory. The update requires that inventory be measured at the lower of cost or net realizable value for entities using the first-in- first out (“FIFO”) or average cost methods. The new requirements are effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years, with early adoption permitted. The Company is in the process of evaluating the effects the adoption will have on its consolidated financial statements.

In May 2015, the FASB issued ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. Under the new guidance, investments measured at net asset value (“NAV”), as a practical expedient for fair value, are excluded from the fair value

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate the diversity in practice that currently exists with respect to the categorization of these investments. The new requirements are effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years, with early adoption permitted. The Company is in the process of evaluating the effects the adoption will have on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. The new standard requires a company to recognize revenue upon transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. ASU 2014-09 defines a five-step approach for recognizing revenue, which may require a company to use more judgment and make more estimates than under the current guidance. With the issuance of ASU 2015-14, “Revenue from Contracts with Customers – Deferral of the Effective Date”, the guidance will be effective for the Company for the annual reporting period starting in 2019. The new standard allows for two methods of adoption: (a) full retrospective adoption, meaning the standard is applied to all periods presented; or (b) modified retrospective adoption, meaning the cumulative effect of applying the new standard is recognized as an adjustment to the opening retained earnings balance in the year of adoption. The Company is in the process of determining the adoption method as well as the effects the adoption will have on its consolidated financial statements.

Note 3.	Constellium N.V. Transaction and Capital Contributions

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Intermediate Holdings for $1.4 billion, including the assumption of existing debt (the “Transaction”). Wise Intermediate Holdings is the sole member and manager of Wise Group. Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

In connection with the Transaction, Wise Group incurred Transaction costs of $54.6 million during the three months ended March 31, 2015, comprised of the following (in thousands):

Transaction Costs
Cash
Change of control - employment	$30,154
Other	648

30,802

Non-cash
Change of control - contract	10,000
Equity compensation	7,536
Loss on distribution of WAC I LLC	6,306

23,842

Total	$54,644

Effective with the Transaction closing, an indirect wholly-owned subsidiary of Constellium N.V. contributed $102.7 million of equity to the Company via Wise Intermediate Holdings, comprised of cash totaling $92.7 million and payments made on behalf of Wise Group totaling $10.0 million. During the remainder of the year ended December 31, 2015, and subsequent to the Transaction, the Company received additional cash equity contributions from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings, totaling $61.1 million.

On January 29, 2016 and February 18, 2016, the Company received cash equity contributions from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings of $20.0 million and $30.0 million, respectively.

Note 4.	Wise Intermediate Holdings Restrictive Covenant Agreement and Capital Contribution

On January 6, 2016, the Company’s parent, Wise Intermediate Holdings, entered into a Restrictive Covenant Agreement (“RCA”) with Constellium Rolled Products Ravenswood, LLC (“Ravenswood”), an indirect wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings agreed that for a period of five years, it would not, and would cause its subsidiaries to not, directly or indirectly, engage in any business or activity, which primarily relates to manufacturing, servicing, supporting or selling of trailer roof coil product. As consideration for the covenants and obligations of Wise Intermediate Holdings pursuant to the RCA, Wise Intermediate Holdings received a cash payment of $47.9 million from Ravenswood on January 6, 2016, which amount was determined, in an opinion delivered by an appraisal firm of national standing, to be not materially less favorable to Wise Intermediate Holdings and its subsidiaries than the amount that would have been obtained in a comparable agreement from a counterparty unrelated to Wise Intermediate Holdings and its subsidiaries. On January 7, 2016, Wise Intermediate Holdings contributed the cash payment received from Ravenswood to the capital of the Company.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Note 5.	Accounts Receivable

Hitachi Factoring Facility

On March 16, 2016, Wise Alloys LLC (the “Servicer”) and Wise Alloys Funding II LLC (the “Seller”) entered into a new Receivables Purchase Agreement (the “Hitachi Factoring Facility”) with Hitachi Capital America Corp. (the “Purchaser”) and Greensill Capital Inc., as purchaser agent, providing for the non-recourse sale of certain customer specific accounts receivable owed to the Servicer.

The Company’s factoring facility with HSBC Bank USA, National Association, which is described in the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2015, does not provide for further sales of receivables after March 23, 2016.

The Hitachi Factoring Facility provides for a maximum outstanding capacity of $100.0 million and has an original term through March 15, 2017. Under the terms of the Hitachi Factoring Facility, the sales amount of the receivables is discounted by an amount based on LIBOR plus a spread ranging from 2.00% to 2.50%, depending on the credit rating of the Company’s customer. As of March 31, 2016, the spread was 2.00%.

The Company pays the Purchaser a quarterly commitment fee equal to 1.00% (per annum) of the total facility amount, plus $5,000 (five thousand dollars).

Upon the first sale of receivables during March of 2016, the Seller paid a one-time fee of $250,000, and the Servicer received an annual servicing fee of $20,000, which were recognized as expense and income, respectively, in the consolidated statement of operations for the three months ended March 31, 2016.

The Hitachi Factoring Facility provides for a number of termination events, the occurrence of which permits the Purchaser to terminate its obligation to purchase receivables under the Hitachi Factoring Facility. One of the termination events is the downgrade of Constellium N.V.’s corporate credit rating below a certain threshold. As of March 31, 2016, no termination events had occurred, and the Company was in compliance with all of the covenants related to the Hitachi Factoring Facility. Certain of the performance obligations of the Servicer and the Seller under the Hitachi Factoring Facility are guaranteed by Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Accounts receivable sold during the three months ended March 31, 2016 (under both the previous factoring arrangement and the Hitachi Factoring Facility) totaled approximately $208.7 million. Discount and commitment fees incurred during the three months ended March 31, 2016 under the terms of the previous factoring arrangement and the Hitachi Factoring Facility totaled $0.2 million and are included in Interest expense, net in the Company’s consolidated statements of operations.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Note 6.	Inventories, Net

Inventories, net consisted of the following as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31 2016	December 31 2015
Manufacturing inventories
Raw materials	$19,981	$29,053
Work in progress	78,040	78,503
Finished goods	33,288	34,118
LIFO adjustment	(7,980)	(5,080)

Total manufacturing inventories	123,329	136,594
Supplies inventory, net	36,952	35,993

Total inventories, net	$160,281	$172,587

Manufacturing inventories are stated at the lower of cost or market based on the last-in-first-out (“LIFO”) method. If the first-in-first-out (“FIFO”) method had been used to compute the excess of replacement or current cost over LIFO at March 31, 2016 and December 31, 2015, inventories would have been approximately $8.0 million and $5.1 million higher, respectively. During the three months ended March 31, 2016, the LIFO adjustment increased by $2.9 million, with a corresponding impact on cost of sales. During the three months ended March 31, 2015, the LIFO adjustment decreased by $9.9 million, with a corresponding impact on cost of sales.

Supplies inventory, net includes spare parts and consumable products required to support the manufacturing operations, and is valued on an average cost basis, with the effects of periodic evaluations of diminished utility recorded through a depletion reserve. Increases or decreases to the reserve balance have a corresponding increase or decrease effect on Cost of sales in the consolidated statements of operations.

An increase to the reserve balance of $1.0 million was recorded during each of the three month periods ended March 31, 2016 and 2015. As of March 31, 2016 and December 31, 2015, the depletion reserve balance totaled $9.6 million and $8.6 million, respectively.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Note 7.	Property and Equipment, Net

Property and equipment, net consisted of the following as of March 31, 2016 and December 31, 2015 (in thousands):

	Estimated Useful Lives in Years	March 31 2016	December 31 2015

Land, buildings and improvements	20 to 40	$33,533	$33,013
Machinery and equipment	5 to 30	380,290	371,865
Furniture, fixtures and other	3 to 10	28,003	27,239
Construction in progress		60,966	58,239

Total cost		502,792	490,356
Less: accumulated depreciation, amortization and impairments		(222,718)	(216,954)

Property and equipment, net		$280,074	$273,402

Depreciation and amortization expense is included in Cost of sales on the consolidated statements of operations and was $8.1 million and $6.5 million for the three months ended March 31, 2016 and 2015, respectively.

Equipment capitalized under capital leases was $2.8 million at cost as of both March 31, 2016 and December 31, 2015. The associated accumulated amortization was $1.7 million and $1.5 million as of March 31, 2016 and December 31, 2015, respectively.

Capital expenditures for property and equipment under construction include capitalized interest of $0.8 million and $0.9 million during the three months ended March 31, 2016 and 2015, respectively.

Note 8.	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, derivative instruments (metal and natural gas forward contracts), letters of credit, short-term borrowings and long-term debt, including capital lease obligations.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value because of the short-term maturity and highly liquid nature of these instruments and are considered Level 1. The fair value of the Company’s letters of credit is deemed to be the amount of payment guaranteed on the Company’s behalf by third party financial institutions and are deemed Level 1. The Company determines the fair value of its short-term borrowings and long-term debt based on various factors including maturity schedules and current market rates. The Company may also use quoted market prices, when available, or the present value of estimated future cash flows to determine fair value of short-term borrowings and long-term debt, which are considered Level 2.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table summarizes the valuation of the Company’s financial instruments, that are required to be measured at fair value on a recurring basis, based on the appropriate level of the fair value hierarchy as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31, 2016
	Total	Level 1	Level 2	Level 3

Derivative assets	$—	$—	$—	$—
Derivative liabilities	4,934	—	4,934	—

	December 31, 2015
	Total	Level 1	Level 2	Level 3

Derivative assets	$—	$—	$—	$—
Derivative liabilities	7,534	—	7,534	—

There were no transfers into or out of Level 3 during the three months ended March 31, 2016.

The Company fair values its aluminum futures contracts using market prices as published by the London Metal Exchange (“LME”), which is an active market. Aluminum option contracts are valued using a Black Scholes model with observable market inputs for aluminum and interest rates. Natural gas forward purchase contracts are valued using market prices as published by the New York Mercantile Exchange. As such, these derivative instruments are included in Level 2.

Assets and Liabilities Disclosed at Fair Value, but Not Recognized at Fair Value

The Company’s debt obligations consist of both variable and fixed rate securities. The Secured and Revolving Credit facility includes variable rates based on the prime rate or the LIBOR rate plus a spread. The Senior Secured Notes include a fixed rate of 8.75% and trade within a private market. The fair value of the Senior Secured Notes, determined by using market trading prices and a discounted cash flow approach based, where applicable, on current rates offered for debt with similar terms, credit risk, and maturities (Level 2), was $572.0 million and $502.1 million as of March 31, 2016 and December 31, 2015, respectively.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Note 9.	Financing Arrangements

Borrowings consisted of the following as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31, 2016			December 31, 2015
	Debt Principal Amount	Net Unamortized Deferred Financing Costs	Net Debt Amount	Debt Principal Amount (1)	Net Unamortized Deferred Financing Costs (2)	Net Debt Amount (3)
Senior secured notes	$650,000	$(9,074)	$640,926	$650,000	$(9,916)	$640,084
Secured and revolving credit facility	60,314	(1,708)	58,606	108,000	(1,881)	106,119
Other notes payable	3,244	—	3,244	4,118	—	4,118
Capital lease obligations	1,091	—	1,091	1,224	—	1,224

Total debt obligations	714,649	(10,782)	703,867	763,342	(11,797)	751,545
Less: current maturities	(1,838)	—	(1,838)	(2,524)	—	(2,524)

Total long-term debt	$712,811	$(10,782)	$702,029	$760,818	$(11,797)	$749,021

(1)	Amounts as previously reported in the Company’s audited consolidated balance sheet as of December 31, 2015.
(2)	Amounts reclassified from the retrospective application of ASU No. 2015 - 03; See Note 2. Summary of Significant Accounting Policies. Previously reported other assets of $11,968 as of December 31, 2015 were reduced by a corresponding total amount of $11,797 to a restated amount of $171 as a result of the reclassification.
(3)	Amounts restated as of December 31, 2015.

Senior Secured Notes

The Senior Secured Notes were issued on December 11, 2013 at par, mature on December 15, 2018 and bear interest at 8.75%, payable semi-annually in arrears on June 15 and December 15 of each year. The Senior Secured Notes were issued by Wise Group and Wise Alloys Finance Corporation as co-issuers and are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys, TMC and AEM. The Senior Secured Notes are not guaranteed by Constellium N.V. or any of its subsidiaries.

Secured and Revolving Credit Facility

The Secured and Revolving Credit Facility (“ABL Facility”), as amended, provides for a borrowing capacity of $200.0 million and matures on September 14, 2018. Interest rates under the ABL Facility are based, at the Company’s election, on either the LIBOR rate or a base rate, plus a spread ranging from 0.75% to 1.25% for base rate loans or 1.75% to 2.25% for LIBOR rate loans, in each case based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The Company also incurs a fee of 0.375% of the average unused commitment amount under the ABL Facility.

During the three months ended March 31, 2015, the Company accounted for certain amendments to the ABL Facility as debt modifications and accelerated the expense recognition of $1.0 million of previously deferred debt issue costs, included in Interest expense, net in the consolidated statements of operations.

As of March 31, 2016, the Company had $60.3 million of outstanding cash borrowings and $2.6 million of outstanding letters of credit against the ABL Facility. Of the total outstanding cash borrowings balance as of March 31, 2016, $60.0 million was subject to interest under a blended LIBOR interest rate of 2.77% and $0.3 million was subject to an interest rate of 4.75% based on the base rate.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

The ABL Facility is considered long-term based on the terms of the agreement, and is classified as a non-current liability in the Company’s consolidated balance sheet. The Company’s ability to borrow the full available amount of the ABL Facility is limited as determined based on a borrowing base formula, which relates to the collateral value of trade receivables (not including invoices sold and derecognized under factoring arrangements as described below) and inventory (on a basis approximating the lower of current cost as measured on a FIFO basis, or net realizable value). This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Additional availability as of March 31, 2016 was $52.8 million.

As of March 31, 2016, the Company was in compliance with all of the covenants related to the ABL Facility. Under the ABL Facility, the Company’s most restrictive covenant is a fixed charge coverage ratio. Evaluation of compliance with the fixed charge coverage ratio covenant is only required if the Company’s excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20.0 million. The Company’s excess availability as of March 31, 2016 was above 10% of the aggregate borrowing base and was greater than $20.0 million and as such, the Company was not required to comply with the fixed charge coverage ratio requirement. The failure to comply with the covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The ABL Facility is fully and unconditionally guaranteed by Wise Group, TMC and AEM, as well as Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Other Financing Arrangements

The Company has other notes payable and capital lease obligations outstanding, which mature through 2019 and carry interest rates ranging from 3.8% to 8.2%. Substantially all of the Company’s assets are pledged as collateral under the Company’s financing arrangements.

Minimum Principal Payments

Minimum principal payments due on total long-term debt and capital lease obligations as of March 31, 2016 are as follows for the years indicated (in thousands):

April 1 to December 31, 2016	$1,515
2017	1,259
2018	711,600
2019	275

Total	$714,649

Note 10.	Derivatives and Hedging Activity

The Company transitioned the execution of substantially all of its hedging activity to Constellium Switzerland AG, an indirect wholly-owned subsidiary of Constellium N.V. during the second quarter of 2015. All of the Company’s derivative instruments totaling a $4.9 million liability position at March 31, 2016 are administered through Constellium N.V.’s global hedging program.

The Company has entered into long-term contracts to supply can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of metal, the Company uses commodity futures contracts and options to manage its price exposure with respect to firm commitments to purchase or sell aluminum.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

In addition, the Company from time to time enters into natural gas forward purchases to reduce the risks associated with utility cost volatility.

The Company recognizes all derivative instruments as either current assets or current liabilities in the consolidated balance sheets at fair value. Derivatives that do not qualify or are not designated as cash flow hedges pursuant to accounting guidance must be adjusted to fair value through the consolidated statement of operations. The Company has elected not to designate any of its derivative instruments as cash flow hedges.

The Company records both realized and unrealized gains and losses on its derivative instruments in earnings as they occur. The table below summarizes both realized and unrealized net gains and losses for the three months ended March 31, 2016 and 2015, which are included in Loss (gain) on derivative instruments, net in the Company’s consolidated statements of operations (in thousands):

	Three Months Ended March 31
	2016	2015
Description of derivative instrument
Aluminum futures and options	$(1,334)	$(1,381)
Natural gas futures and options	1,477	158

Loss (gain) on derivative instruments, net	$143	$(1,223)

The Company recognizes all derivative instruments as either assets or liabilities at their estimated fair value in the consolidated balance sheets. The following table presents the carrying values, which were recorded at fair value, of derivative instruments outstanding as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31 2016	December 31 2015
Aluminum derivative assets	$—	$—

Total derivative assets	—	—

Aluminum derivative liabilities	(1,930)	(4,632)
Natural gas derivative liabilities	(3,004)	(2,902)

Total derivative liabilities	(4,934)	(7,534)

Net derivative liabilities	$(4,934)	$(7,534)

As of March 31, 2016, the Company had futures contracts for 19.1 million pounds of aluminum and forward contracts for 4.4 million MMBtu of natural gas.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Note 11.	Employee Benefit Plans

Pension and Other Post-Retirement Benefits

There was no net periodic cost related to the pension and OPEB defined benefit plans for the three months ended March 31, 2016 and 2015.

Multiemployer Pension Plans

Per terms of its collective bargaining arrangements, the Company participates in various union-sponsored multiemployer pension plans. Contributions are calculated per terms of the labor agreements and amounted to $0.8 million for each of the three months ended March 31, 2016 and 2015, respectively.

The risks of participating in these multiemployer plans are different than single employer plans in the following aspects: (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (iii) if the Company chooses to stop participating in one of its multiemployer plans, it may be required to pay to the plan, an amount based on the unfunded status of the plan, referred to as withdrawal liability.

Defined Contribution Plans – 401K

The Company also maintains defined contribution plans for all of its employees. The Company matches at a 50% rate the employee’s elected deferral up to the first 6% of the deferral. Additionally, the Company makes an annual contribution based on a defined formula. Expenses for the defined contribution plans were $0.8 million and $1.3 million for the three months ended March 31, 2016 and 2015, respectively.

Executive Compensation Arrangements

The Company entered into certain compensation arrangements with key executives in early 2014. These arrangements, among other things, provided terms for compensation, termination, and certain additional payments on a change of control event occurring. Such payments under the change of control provisions were contingent upon such defined event occurring, were subject to continuing employment and were based on a multiple of defined compensation at the time of such event. Effective with the Transaction, certain of such change of control provisions were triggered and the Company incurred a total of $30.2 million in employment-related costs, which are included in Transaction costs in the consolidated statements of operations for the three months ended March 31, 2015. The compensation arrangements were discontinued effective with the Transaction.

Note 12.	Equity-Based Award Plan

During 2014, the Company adopted the Wise Metals Group LLC 2014 Equity Incentive Plan (the “Plan”). Effective with the Transaction, all of the outstanding and unvested awards immediately vested under the change of control provisions in the Plan. Equity-based compensation expense of $7.5 million was immediately recognized during the three months ended March 31, 2015, and is included in Transaction costs in the accompanying consolidated statements of operations. The Plan was discontinued effective with the Transaction.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Note 13.	Leases

The Company leases certain equipment used in its manufacturing and office facilities. These leases are designated as either capital or operating leases. Future minimum lease payments as of March 31, 2016 for those leases having an initial or remaining non-cancelable lease term in excess of one year are as follows for the years indicated (in thousands):

	Operating Leases	Capital Leases
April 1 to December 31, 2016	$1,277	$487
2017	1,214	532
2018	542	183
2019	50	27
2020	6	—

Total minimum future payments	$3,089	1,229

Less: imputed interest		(138)
Less: current maturities		(541)

Long-term capital lease obligations		$550

Rent expense under operating leases is included in both Cost of sales and Selling, general and administrative expenses in the consolidated statements of operations for the three months ended March 31, 2016 and 2015 as follows (in thousands):

	Three Months Ended March 31
	2016	2015
Cost of sales	$846	$1,052
Selling, general and administrative expenses	13	59

Total rent expense	$859	$1,111

Note 14.	Commitments and Contingencies

Commitments

As of March 31, 2016, the Company has commitments for the future purchases of capital equipment totaling $19.1 million.

Contingencies

Future environmental regulations, including those under the Clean Air Act and Clean Water Act, or more aggressive enforcement of existing regulations, may result in stricter compliance requirements for the Company and for the aluminum industry in general.

In connection with the Company’s acquisition of the Listerhill, Southern Reclamation, and Sheffield, Alabama facilities in 1999, a consultant performed a soil and groundwater investigation (“Phase II Report”) to identify any environmental issues at the various plants that comprise the facilities. That Phase II Report identified certain on-site environmental areas of concern that may potentially require investigation or remediation and provided a then-present value estimate of approximately $18.0 million to address

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

them. Pursuant to the facility purchase agreement, the prior owner of the facilities, Reynolds, now Alcoa, is required to perform the work necessary and to indemnify the Company against the environmental matters required by applicable law to be addressed that are identified in the Phase II Report and any other such environmental liabilities attributable to Reynolds that were identified on or before March 31, 2004 subject to certain limitations. Although Alcoa disagrees with the cost estimates contained in the Phase II Report and has stated that it estimates that the environmental issues identified in the Phase II Report will cost less than $18.0 million to remediate, Alcoa has acknowledged its obligations under the facility purchase agreement. Although Alcoa has not yet completed its indemnity cleanup obligations at the facilities, Alcoa has conducted substantial on-site environmental investigations and sampling, submitted reports to the Alabama Department of Environmental Management (“ADEM”) regarding most of the on-site areas of concern, and obtained No Further Action letters from ADEM with respect to some of the areas of concern. The $18.0 million estimate has not been updated to reflect cleanup actions conducted and No Further Action letters received by Alcoa since 1999.

The Company is also party to an Environmental Cooperation Agreement (“ECA”) with Alcoa. The ECA addresses, among other things, the Company’s use of process water retention ponds on Alcoa’s property at Listerhill, certain easements for surface drainage from Alcoa property across the Company’s property, and Wise’s operation and maintenance of the combined Company/Alcoa wastewater treatment system. The ECA was set to expire in December 2009, with automatic two year renewal periods unless either party elects to terminate, in which event the ECA would terminate one year following such election. Neither party has elected to terminate the ECA. Under the ECA, each party defends and indemnifies the other against claims arising from its own violations of any applicable environmental laws, its handling, use, or disposal of hazardous materials at the Listerhill facility, a breach of any warranties, representations or covenants in the ECA, or damage or loss to property and injury to or death of any persons.

On June 27, 2014, ADEM reportedly received an anonymous complaint alleging that Wise Alloys knowingly violated environmental requirements, including failure to report unidentified violations, the presence of a leaking PCB transformer, unidentified air pollution equipment not being in good operating condition, acceptance of outside waste water that led to alleged exceedances, and improper control of a chrome reduction plant that allegedly may have resulted in chromium being sent to a non-hazardous waste landfill. On July 9, 2014, ADEM conducted an inspection regarding the alleged PCB issues. As a result of that inspection, ADEM identified a number of potential issues primarily at the Southern Reclamation site, including alleged leakage/spills requiring cleanup, labeling/marking issues, recordkeeping, and exceedance of storage time limits for certain equipment. The Company retained a consultant that is cleaning and properly disposing of such equipment and has developed a proposal for addressing some minor PCB concrete and/or soil contamination in close proximity to such equipment. The estimated cost of the PCB-related work is currently expected to be approximately $0.2 million. As a result of the PCB inspection, the Environmental Protection Agency (“EPA”) has issued two notices of potential violation (one for the Southern Reclamation site, and the other for the Wise Alloys facility) under The Toxic Substances Control Act (“TSCA”). The Company has accepted an offer to meet with the EPA to show cause as to why the EPA should not proceed with an enforcement action. The amount of any potential liability is expected to be approximately $0.3 million. The Company does not believe that any of the non-PCB-related allegations in the anonymous complaint constitute a violation of environmental law. No governmental notice of violation has been received by the Company regarding any of the non-PCB-related allegations in the anonymous complaint.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

On February 2, 2015, the IAM Pension Fund filed a lawsuit against Listerhill Total Maintenance Center LLC (“TMC”) under Sections 502(g)(2) and 515 of ERISA, 29 U.S.C. §§ 1145, 1132(g)(2), allegedly TMC failed to make proper contributions to the IAM Pension Fund, as required under the collective bargaining agreement during the period 2009 – 2013. The Pension Fund claims delinquent contributions in the amount of $2.3 million, interest on the delinquent contributions at the rate of 18% per annum on the total amount of contributions from the date due until date paid, liquidated damages equal to the greater of the interest or 20% of the contributions, and reasonable attorneys’ fees and costs. TMC believes it has complied with its obligation under the collective bargaining agreement with regard to contributions to the IAM Pension Fund and will vigorously defend its position, including filing of a motion to dismiss.

The Company is a defendant from time to time in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to have a material adverse effect of the Company’s financial position, results of operations, or cash flows.

Note 15.	Related Party Transactions

Constellium N.V.

The Company transitioned the execution of substantially all of its hedging activity to Constellium Switzerland AG, a wholly-owned subsidiary of Constellium N.V. during the second quarter of 2015. All of the Company’s derivative instruments at March 31, 2016 are administered through Constellium N.V.’s global hedging program. The fair value of outstanding derivative contracts is presented in current assets and current liabilities as Fair value of derivative instruments in the Company’s consolidated balance sheets. Gains and losses (both realized and unrealized) are included in Loss (gain) on derivative instruments, net in the Company’s consolidated statements of operations.

Subsequent to the Transaction, Constellium N.V. assigned certain of its operational and financial personnel to work directly on site with Company resources in connection with improving certain processes and reporting at the Company. Constellium N.V. or its subsidiaries charge the Company for the associated direct costs of the assigned personnel, resources and other related costs incurred. In addition, Constellium N.V. added the Company to its global risk management and insurance program during 2015 and charges the Company for its proportionate share of insurance premium expense. Costs charged by Constellium N.V. or its subsidiaries to the Company during the three months ended March 31, 2016 of $0.8 million and $0.3 million are included in Cost of sales and Selling, general and administrative expenses, respectively, in the Company’s consolidated statements of operations.

Net amounts outstanding and due to Constellium Switzerland AG relating to derivative purchase and settlement activity and costs charged as described above of $2.4 million and $0.5 million as of March 31, 2016 and December 31, 2015, respectively, are included in Accrued expenses in the Company’s consolidated balance sheets.

The Company sells products to other subsidiaries of Constellium N.V. During the three months ended March 31, 2016, the Company had related party sales of $7.9 million, included in Net sales in the consolidated statement of operations. As of March 31, 2016, outstanding related party accounts receivable balances totaled $2.6 million, and are included in Accounts receivable in the consolidated balance sheet.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Wise Intermediate Holdings

The Company receives cash and non-cash equity contributions from Constellium N.V. and its subsidiaries via Wise Intermediate Holdings as described in Note 3. Constellium N.V. Transaction and Capital Contributions, and may declare and pay cash dividends to Wise Intermediate Holdings.

As described in Note 4. Wise Intermediate Holdings Restrictive Covenant Agreement and Capital Contribution, Wise Intermediate Holdings entered into the RCA with Ravenswood, an indirect wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings received a cash payment of $47.9 million from Ravenswood, which it contributed to the capital of the Company.

Wise Recycling

Subsequent to the distribution of the Company’s ownership interest in Wise Recycling and its deconsolidation from Wise Group on July 1, 2014, the Company continued to purchase, on a declining basis, used beverage containers from Wise Recycling and its affiliated companies during 2015 and 2016. Purchases totaled $0.1 million and $4.6 million for the three months ended March 31, 2016 and 2015, respectively. Outstanding related accounts payable totaled $0.1 million and $0.2 million as of March 31, 2016 and December 31, 2015, respectively.

The Company is a guarantor on a certain equipment leases of Wise Recycling. No provisions related to these guarantees have been recorded in the Company’s consolidated balance sheets.

Note 16.	Supplemental Guarantor Information

In December 2013, the Senior Secured Notes were issued by Wise Group (“Parent”) and Wise Alloys Finance Corporation as co-issuers (collectively the “Issuers”) in a private offering (the “Notes”). The Notes are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys LLC, TMC and AEM (collectively the “Guarantors”). Each of the above entities is 100% owned and is considered restricted in accordance with the indenture governing the Senior Secured Notes.

Prior to their distribution to Wise Holdings on July 1, 2014, Wise Recycling and its subsidiary (together, a “Non-Guarantor”) were wholly-owned subsidiaries of the Parent. This Non-Guarantor was neither an issuer nor guarantor of the Notes and was considered an unrestricted entity under the terms of the indenture governing the Notes. Upon consummation of the Transaction on January 5, 2015, the Non-Guarantor ceased to be an affiliate of the Company.

Effective December 22, 2014, WAC I LLC was designated as an unrestricted entity under terms of the indenture governing the Notes, and as a result its financial results are included in the Non-Guarantor column in the following consolidating financial statements until the transfer of its interest on January 4, 2015.

The following tables present the consolidating balance sheets for the Issuers, Guarantors and Non-Guarantor as of March 31, 2016 and December 31, 2015 and the related consolidating statements of operations and comprehensive (loss) income and consolidating statements of cash flows for the three months ended March 31, 2016 and 2015. The Guarantors are wholly-owned subsidiaries of the Parent.

Investments in subsidiaries are accounted for by the Parent under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are reflected in the Parent investment accounts and earnings. The accounting policies used in the preparation of these schedules are consistent with those followed in the consolidated financial statements for the periods presented.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING BALANCE SHEET

AS OF MARCH 31, 2016

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$43,043	$—	$—	$43,043
Accounts receivable, less allowance for doubtful accounts	—	86,926	—	—	86,926
Inventories, net	—	160,281	—	—	160,281
Prepaid and other current assets	424	6,331	—	—	6,755

Total current assets	424	296,581	—	—	297,005

Property and equipment, net	—	280,074	—	—	280,074
Intercompany receivables	108,478	—	—	(108,478)	—
Investment in subsidiaries	212,358	—	—	(212,358)	—
Other assets	—	42	—	—	42

Total assets	$321,260	$576,697	$—	$(320,836)	$577,121

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$107	$152,835	$—	$—	$152,942
Accrued expenses and other current liabilities	18,767	11,361	—	—	30,128
Current maturities of other long-term debt and capital lease obligations	—	1,838	—	—	1,838
Fair value of derivative instruments	—	4,934	—	—	4,934

Total current liabilities	18,874	170,968	—	—	189,842

Senior secured notes, net of deferred costs	640,926	—	—	—	640,926
Borrowings under revolving credit facility, net of deferred costs	—	58,606	—	—	58,606
Other long-term debt and capital lease obligations, less current maturities	—	2,497	—	—	2,497
Accrued pension and OPEB obligations, net	—	8,920	—	—	8,920
Intercompany payables	—	108,478	—	(108,478)	—
Other non-current liabilities	—	14,870	—	—	14,870

Total liabilities	659,800	364,339	—	(108,478)	915,661

Member’s (deficit) equity:
Common member’s (deficit) equity	(330,724)	220,174	—	(220,174)	(330,724)
Accumulated other comprehensive loss	(7,816)	(7,816)	—	7,816	(7,816)

Total member’s (deficit) equity	(338,540)	212,358	—	(212,358)	(338,540)

Total liabilities and member’s (deficit) equity	$321,260	$576,697	$—	$(320,836)	$577,121

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, Wise Alloys Funding LLC and Wise Alloys Funding II LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015; no balances as of March 31, 2016

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$60	$10,237	$—	$—	$10,297
Accounts receivable, less allowance for doubtful accounts	—	83,536	—	—	83,536
Inventories, net	—	172,587	—	—	172,587
Prepaid and other current assets	192	4,516	—	—	4,708

Total current assets	252	270,876	—	—	271,128

Property and equipment, net	—	273,402	—	—	273,402
Intercompany receivables	15,290	—	—	(15,290)	—
Investment in subsidiaries	227,946	—	—	(227,946)	—
Other assets	—	171	—	—	171

Total assets	$243,488	$544,449	$—	$(243,236)	$544,701

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$105	$145,216	$—	$—	$145,321
Accrued expenses and other current liabilities	4,628	12,692	—	—	17,320
Current maturities of other long-term debt and capital lease obligations	—	2,524	—	—	2,524
Fair value of derivative instruments	—	7,534	—	—	7,534

Total current liabilities	4,733	167,966	—	—	172,699

Senior secured notes, net of deferred costs	640,084	—	—	—	640,084
Borrowings under revolving credit facility, net of deferred costs	—	106,119	—	—	106,119
Other long-term debt and capital lease obligations, less current maturities	—	2,818	—	—	2,818
Accrued pension and OPEB obligations, net	—	8,920	—	—	8,920
Intercompany payables	—	15,290	—	(15,290)	—
Other non-current liabilities	—	15,390	—	—	15,390

Total liabilities	644,817	316,503	—	(15,290)	946,030

Member’s (deficit) equity:
Member’s (deficit) equity	(393,513)	235,762	—	(235,762)	(393,513)
Accumulated other comprehensive loss	(7,816)	(7,816)	—	7,816	(7,816)

Total member’s (deficit) equity	(401,329)	227,946	—	(227,946)	(401,329)

Total liabilities and member’s (deficit) equity	$243,488	$544,449	$—	$(243,236)	$544,701

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC and Wise Alloys Funding LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015; no balances as of December 31, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated

Net sales	$—	$240,644	$—	$—	$240,644
Cost of sales	—	257,935	—	—	257,935

Gross profit (loss)	—	(17,291)	—	—	(17,291)

Operating expenses
Selling, general and administrative expenses	654	593	—	—	1,247
Transaction costs	—	—	—	—	—

Operating (loss) income	(654)	(17,884)	—	—	(18,538)

Other expense (income)
Interest expense, net	15,167	1,250	—	—	16,417
Loss on derivative instruments, net	—	143	—	—	143
Equity in earnings of subsidiaries	19,277	—	—	(19,277)	—

Total other expense (income)	34,444	1,393	—	(19,277)	16,560

Net (loss) income	(35,098)	(19,277)	—	19,277	(35,098)

Other comprehensive income	—	—	—	—	—

Comprehensive (loss) income	$(35,098)	$(19,277)	$—	$19,277	$(35,098)

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, Wise Alloys Funding LLC and Wise Alloys Funding II LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015; no subsequent activity through March 31, 2016

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated

Net sales	$—	$410,625	$—	$—	$410,625
Cost of sales	—	386,641	—	—	386,641

Gross profit	—	23,984	—	—	23,984

Operating expenses
Selling, general and administrative expenses	2,018	245	—	—	2,263
Transaction costs	47,690	648	6,306	—	54,644

Operating (loss) income	(49,708)	23,091	(6,306)	—	(32,923)

Other expense (income)
Interest expense, net	15,169	2,594	—	—	17,763
Loss on derivative instruments, net	—	(1,223)	—	—	(1,223)
Equity in earnings of subsidiaries	(15,414)	—	—	15,414	—

Total other expense (income)	(245)	1,371	—	15,414	16,540

Net (loss) income	(49,463)	21,720	(6,306)	(15,414)	(49,463)

Other comprehensive income	—	—	—	—	—

Comprehensive (loss) income	$(49,463)	$21,720	$(6,306)	$(15,414)	$(49,463)

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC and Wise Alloys Funding LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
Operating activities
Net (loss) income	$(35,098)	$(19,277)	$—	$19,277	$(35,098)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation, depletion, amortization and impairments	—	9,106	—	—	9,106
Amortization of deferred loan costs and debt discount	842	174	—	—	1,016
LIFO inventory reserve adjustments	—	2,900	—	—	2,900
Change in allowance for doubtful accounts	—	(174)	—	—	(174)
Non-cash transaction costs	—	—	—	—	—
Equity in earnings of subsidiaries	19,277	—	—	(19,277)	—
Loss on derivatives, excluding cash settlements	—	(2,600)	—	—	(2,600)
Changes in cash from operating assets and liabilities:
Broker deposits	—	—	—	—	—
Accounts receivable	—	(3,216)	—	—	(3,216)
Inventories	—	8,406	—	—	8,406
Prepaid and other current assets	(232)	(1,815)	—	—	(2,047)
Accounts payable	(2,385)	10,006	—	—	7,621
Accrued expenses and other	13,252	(834)	—	—	12,418

Net cash (used in) provided by operating activities	(4,344)	2,676	—	—	(1,668)

Investing activities:
Purchases of property and equipment	—	(14,779)	—	—	(14,779)

Net cash used in investing activities	—	(14,779)	—	—	(14,779)

Financing activities:
Payments on revolving credit facility, net	—	(47,687)	—	—	(47,687)
Payments on other long-term debt and capital leases	—	(1,007)	—	—	(1,007)
Payments of debt issuance costs and other	—	—	—	—	—
Cash equity contributions from Wise Intermediate Holdings	97,887	—	—	—	97,887
Intercompany borrowings/(repayments), net	(93,603)	93,603	—	—	—

Net cash provided by financing activities	4,284	44,909	—	—	49,193

Net (decrease) increase in cash and cash equivalents	(60)	32,806	—	—	32,746
Cash and cash equivalents at beginning of period	60	10,237	—	—	10,297

Cash and cash equivalents at end of period	$—	$43,043	$—	$—	$43,043

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, Wise Alloys Funding LLC and Wise Alloys Funding II LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015; no subsequent activity through March 31, 2016

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
Operating activities
Net (loss) income	$(49,463)	$21,720	$(6,306)	$(15,414)	$(49,463)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation, depletion, amortization and impairments	—	7,522	—	—	7,522
Amortization of deferred loan costs and debt discount	842	1,211	—	—	2,053
LIFO inventory reserve adjustments	—	(9,897)	—	—	(9,897)
Change in allowance for doubtful accounts	—	—	—	—	—
Non-cash transaction costs	10,000	—	6,306	—	16,306
Non-cash equity compensation - transaction costs	7,536	—	—	—	7,536
Equity in earnings of subsidiaries	(15,414)	—	—	15,414	—
Loss on derivatives, excluding cash settlements	—	270	—	—	270
Changes in cash from operating assets and liabilities:
Broker deposits	—	385	—	—	385
Accounts receivable	—	69,584	—	—	69,584
Inventories	—	21,479	—	—	21,479
Prepaid and other current assets	2,673	1,006	—	—	3,679
Accounts payable	(1,154)	21,571	—	—	20,417
Accrued expenses and other	12,151	445	—	—	12,596

Net cash (used in) provided by operating activities	(32,829)	135,296	—	—	102,467

Investing activities:
Purchases of property and equipment	—	(15,309)	—	—	(15,309)

Net cash used in investing activities	—	(15,309)	—	—	(15,309)

Financing activities:
Payments on revolving credit facility, net	—	(177,733)	—	—	(177,733)
Payments on other long-term debt and capital leases	—	(1,337)	—	—	(1,337)
Payments of debt issuance costs and other	—	(848)	—	—	(848)
Cash equity contributions from Wise Intermediate Holdings	92,667	—	—	—	92,667
Intercompany borrowings/(repayments), net	(60,107)	60,107	—	—	—

Net cash provided by (used in) financing activities	32,560	(119,811)	—	—	(87,251)

Net (decrease) increase in cash and cash equivalents	(269)	176	—	—	(93)
Cash and cash equivalents at beginning of period	334	2,511	—	—	2,845

Cash and cash equivalents at end of period	$65	$2,687	$—	$—	$2,752

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, Wise Alloys Funding LLC and Wise Alloys Funding II LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Note 17.	Subsequent Events

The Company has evaluated subsequent events through May 6, 2016, the date that these consolidated financial statements were available to be issued.

Cash Equity Contributions

In connection with the issuance by Constellium N.V. of $425 million aggregate principal amount of its 7.875% Senior Secured Notes due 2021, which was completed on March 30, 2016, the Company received on April 6, 2016 a cash equity contribution of $113.7 million from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings.

Restructuring Plan

In April 2016, the Company approved a restructuring plan that affected approximately 50 employees, including some members of the Wise Group management team. The plan was substantially executed and completed by April 22, 2016. In connection with this restructuring plan, the Company expects to incur costs of approximately $3.0 million during the second quarter of 2016 related to severance and other personnel and administrative expenses.

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